Form 10-K, Exhibit 13
period 1995-12-31
DOMINGUEZ SERVICES CORP
filed 1996-03-28
CIK 860673

FINANCIAL STATEMENTS
DOMINGUEZ SERVICES CORPORATION AND  SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Board of Directors
Dominguez Services Corporation
Long Beach, California

We have audited the accompanying consolidated balance sheets of Dominguez Services Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominguez Services Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in notes 8 and 9 to the financial statements, and as required by generally accepted accounting principles, Dominguez Services Corporation changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1993.




                                                            ARTHUR ANDERSEN LLP
                                                        Los Angeles, California
                                                                  March 6, 1996

--------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgements which it believes are reasonable under the circumstances.

The independent public accountants audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee composed of three non-management Directors. The Committee meets periodically with financial management and the independent public accountants to review accounting, control, auditing and financial reporting matters.

                                                             DOMINGUEZ SERVICES
                                                                    CORPORATION



                                                                    John Tootle
                                                         Vice President-Finance

TEN YEAR STATISTICAL REVIEW
DOMINGUEZ SERVICES CORPORATION AND  SUBSIDIARIES


For the years ended December 31,   1995       1994        1993       1992       1991     1990      1989     1988    1987      1986
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations:
 ($ in Thousands)
  Operating revenue             $25,486    $23,569     $22,193    $21,813    $18,706  $19,139   $20,359  $19,409 $17,423   $16,186
  Operating expenses
   (before taxes)                21,376     19,419      18,139     18,327     15,677   15,869    16,855   16,054  14,117    12,736
  Income taxes                    1,177      1,340       1,243      1,031        807    1,087     1,110    1,050   1,042     1,290
  Other taxes                       455        432         406        397        323      321       330      320     302       280
  Other expense                       7         29          20         17         32       41        18       51      65        41
  Other income                    (165)      (297)       (353)       (85)       (73)    (186)      (38)     (64)   (275)     (140)
  Interest cost                     683        714         732        586        606      633       577      569     649       748
  Net income                      1,953      1,932       2,006      1,540      1,334    1,374     1,507    1,429   1,523     1,231
  Dividends paid                  1,170      1,110       1,070      1,009        989      965       940      884     827       765
  Reinvested in the business        783        822         936        531        345      409       567      545     696       466

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Per Common Share Data:*
  Earnings                        $1.94      $1.92       $1.99      $1.53      $1.32    $1.37     $1.47    $1.42   $1.51     $1.21
  Dividends                       $1.16      $1.10       $1.06      $1.00      $0.98    $0.96    $  .92   $  .86  $  .80    $  .73
  Payout percentage               60.0%      57.5%       53.5%      65.4%      74.2%    70.1%     62.6%    60.6%   53.0%     60.6%
  Book value                     $14.83     $14.03      $13.23     $12.29     $11.77   $11.40    $10.98   $10.08   $9.53     $8.81
  Return on common equity
   (average)                      13.4%      14.1%       15.6%      12.8%      11.4%    12.2%     14.0%    14.5%   16.5%     14.1%
  Number shares outstanding   1,004,370  1,004,370   1,004,370  1,004,370  1,004,370  998,370   998,370  979,620 979,620   979,620
  Year end market price           18.50      16.75       21.00      16.25      15.00    14.25     14.75    15.00   15.50     13.34

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
 ($ in Thousands)
  Gross utility plant           $57,271    $55,406     $52,260    $51,037    $50,161  $46,710   $45,205  $41,536 $39,475   $37,937
  Net utility plant              41,358     40,022      37,977     37,511     33,793   31,713    31,233   28,714  27,170    26,111
  Non utility plant                  67         67          51        105        105      104       101       93      87        55
  Total assets                   45,295     44,652      42,662     40,275     39,596   37,477    36,513   33,516  31,242    30,647
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Capitalization: ($ in Thousands)
  Long-term debt                 $7,273     $7,326      $7,493     $7,657     $3,829   $3,766    $4,059   $4,583  $5,062    $5,543
  Preferred stock                    98         98          98         98         98      126       142      784     810       830
  Common equity                  14,896     14,092      13,284     12,348     11,817   11,383    10,968    9,877   9,329     8,633
  Total capitalization           22,267     21,516      20,875     20,103     15,744   15,275    15,169   15,244  15,201    15,006
  Interim debt                        -          -           -          -      3,375    2,725       950        -   1,150       900

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Capitalization Ratios:
  Long-term debt                  32.7%      34.0%       35.9%      38.1%      24.3%    24.7%     26.8%    30.1%   33.3%     37.0%
  Preferred stock                   .4%        .5%         .5%        .5%        .6%      .8%       .9%     5.1%    5.3%      5.5%
  Common equity                   66.9%      65.5%       63.6%      61.4%      75.1%    74.5%     72.3%    64.8%   61.4%     57.5%
  Total                          100.0%     100.0%      100.0%     100.0%     100.0%   100.0%    100.0%   100.0%  100.0%    100.0%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Other Utility Statistics:
  Customers at year end          36,739     36,371      36,107     36,043     35,949   34,444    34,189   32,765  32,403    32,348
  Average revenue per customer  $665.70    $619.90     $561.27    $481.35    $423.35  $490.32   $501.95  $520.58 $488.80   $451.15
  Water sales
   (millions of gallons)         12,371     12,071      11,359     11,731     10,906   12,957    13,339   13,237  11,794    11,529
  Utility employees                  78         76          75         69         71       64        56       51      51        50



* Adjusted to reflect 3-for-2 stock split effective September,1987

MANAGEMENT DISCUSSION & ANALYSIS
DOMINGUIEZ SERVICES CORPORATION AND SUBSIDARIES

Dominguez Services Corporation is a holding company with two wholly owned subsidiaries: Dominguez Water Corporation and Hydro-Metric Service Corporation. Dominguez Water Corporation is a public utility providing water service for more than 85 years.

The South Bay division serves 32,092 customers in a 35 square mile area including most of Carson, one third of Torrance, and parts of Compton, Long Beach and Harbor City. The subsidiaries Antelope Valley Water Company and Kern River Valley Water Company serve 1,228 and 3,419 customers respectively.

Hydro-Metric Service Corporation is a non-utility subsidiary which repairs and maintains large water meters in Southern California.

The utility operations are under the purview of the California Public Utilities Commission (CPUC). Thus, the Company has no unilateral flexibility on rates charged for its product or service. Most variations are due to weather conditions and the usage of industrial customers.

LIQUIDITY AND CAPITAL
RESOURCES

The Company's continuing operations provided sufficient cash to cover operating expenses and interest and dividends. In 1995, the Company funded capital improvements with operating earnings for reinvestment and cash remaining from its Series J bond issuance in 1992. The Company invested $2,622,000 in 1995, $465,000 of which was funded by developers.

The Company's 1996 capital budget is $4,213,000. Budgeted improvements include $1,886,500 on supply and storage and $1,065,000 on pipeline replacements. The Company will fund budgeted improvements from earnings available for reinvestments, funds remaining from Series J bond issuance and short term borrowings. Once short term borrowing reaches a level where long term refinancing is cost effective, the Company plans another issuance of long term first mortgage bonds.

The Company maintains a line of credit with Bank of America in the amount of $2,000,000 with interest at the bank's preference rate. In 1995, there was no borrowing under this line of credit.

REGULATORY AFFAIRS

In August 1995, the Company increased revenues by $1,400,000 annually, or 6.2%, to recover the increased cost of water production in our South Bay division.

This rate increase substantially recovered the total cost increase of $1,500,000 for higher purchased water costs and pump tax. However, due to the Company's higher earnings at this time, the total cost increase was not recoverable in rates. The Company expects to recover the difference, $100,000, in the balancing account in the future. This rate increase does not increase the earnings to the Company, but rather offsets the effects of higher water production costs to the Company.

In 1995, the CPUC undertook a strategic planning process referred to as "Vision 2000." The process was undertaken in response to hearings in the California Legislature concerning the organization of the CPUC and the effects that deregulation in other utility industries will have on the CPUC. The CPUC held workshops throughout the state. The Company participated in these workshops and submitted comments. The CPUC's Vision 2000 has been presented to the California Legislature. In 1996, the Legislature will assess the plan and decide if further legislative action is needed.

Discussions regarding Vision 2000 indicate that the Company will continue to be subject to traditional regulatory policies and practices. The regulation may be modified to include performance standards. Using performance-based rate making, the utility and the CPUC would agree to set operating efficiency ratios. If the efficiency ratios are exceeded, the shareholders would get to keep a portion of the cost savings as increased profits.

ENVIRONMENTAL MATTERS

The Company is subject to water quality regulations set by the United States Environmental Protection Agency (EPA) and the California Department of Health Services (DHS). Both groundwater and purchased water are subject to extensive analysis. With the occasional minor exception, the Company met all current primary water standards. Under the Federal Safe Drinking Water Act, the EPA is required to continue to establish new maximum levels for additional chemicals. The costs of future compliance are unknown, but the Company could be required to perform more quality testing. Management believes that the Company resources are sufficient to meet these anticipated requirements.

Other applicable environmental regulations relate to the handling, storage and disposal of hazardous materials. The Company is currently in compliance with all regulations.

ACCOUNTING STANDARDS

In 1993, the Company adopted a new income tax accounting standard which uses the balance sheet method to account for income taxes, whereby deferred taxes are recognized for all temporary differences between book and tax income. Upon adoption, the Company recorded $1,000,000 for previously unrecorded deferred taxes on temporary differences. Most of these deferred taxes were offset by deferred charges representing amounts expected to be recovered in future rates. The cumulative effect of adoption was not material to the Company's 1993 earnings.

Also in 1993, the Company adopted a new accounting standard for post retirement benefits other than pen-sions. It requires the expected cost of these benefits to be expensed during one's employment. Previously, these benefits were expensed when paid. The Company is amortizing its $588,000 obligation for prior service over 20 years. The CPUC allows the Company to recover tax-deductible funding for these benefits in rates. Any difference between expenses determined under the new standard and amounts authorized for rate recovery is not expected to be material and will be charged to earnings.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994

Operating revenues totaled $25,486,000 for 1995, an increase of $1,917,000 or 8.1% over the $23,569,000 recorded for 1994. The increased revenues are due to higher water rates and increased water sales. The higher water rates resulted from the pass-through of increases in water production costs to our South Bay customers. Higher water sales in all divisions resulted in an increase of 300 million gallons or 2.4% over the prior year. Higher water sales were due primarily to increased usage by industrial customers.

Operating expenses before taxes increased by $1,957,000, or 10.1%, largely due to a $2,031,000, or 18.3%, increase in the costs of water. Higher water costs are due primarily to increased costs of purchased water and higher water sales. Operations and maintenance costs decreased by $103,000 or 1.4% due mostly to the reversal of accrued litigation costs.

Other income decreased by $109,000 or 40.7% due to less income from brokering water rights.

Interest costs decreased by $31,000 or 4.3% due to lower borrowing costs as Series G bonds were paid off.

Net income increased $21,000 or 1.0% due to higher water sales and lower expenses as previously stated. Earnings per share on common equity increased from $1.92 to $1.94 for reasons stated above. The Company raised its annual dividend to common shareholders from $1.10 in 1994 to $1.16 in 1995, an increase of 5.4%.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

Operating revenues for 1994 increased $1,376,000 or 6.2% over 1993. The increased revenues are attributed to higher water rates and increased water sales. The water rates were increased for a "step" offset of $281,000, or 1.3%, and $750,000, or 3.6%, for higher costs of water in the South Bay. General rate increases raised Antelope Valley Water Company and Kern River Valley Water Companies revenues by $110,000 and $185,000 respectively. Higher water sales in all divisions resulted in an increase of 721 million gallons or 6.2% over the prior year.

Operating expenses before taxes increased $1,280,000, or 7.1%, from 1993 due primarily to increased costs of water in the amount of $834,000 or 8.1%. Higher water costs are due to increased costs of purchased water and higher water sales. Operations and maintenance costs increased $388,000 or 5.7%. Increases occurred in costs of labor and outside services.

Other income decreased by $65,000 or 19.5% due to the one-time gain on sale of land which occurred in 1993 but was offset by income from brokering water rights.

Net income decreased in 1994 by approximately $77,000 or 4.0% primarily due to gain on sale of land recorded in 1993 which increased non-operating income.

Earnings per share on common equity decreased from $1.99 to $1.92 due to lower other income as discussed above.


RESULTS OF OPERATIONS
1993 Compared to 1992

Operating revenues for 1993 increased $380,000 over 1992. The increased revenues are attributable to a general rate increase of $1,500,000 for the South Bay customers, associated with higher water costs of $1,470,000 and a 1993 annual surcharge of $517,000.

These revenue increases did not include prior year non-recurring recovery of lost revenues associated with the 1991/1992 drought in the amount of $470,000; recovery of prior year production costs in the amount of $418,000; and higher distribution sales in 1993 for Hydro-Metric Service Corporation of $1,700,000.

Operating expenses before taxes decreased $188,000. Water and other production costs increased approximately $830,000 due to higher costs of purchased water offset by smaller purchases in 1993. Other operations and maintenance costs dropped $1,128,000 due to reduced costs of sales for Hydro-Metric Service Corporation of $1,700,000, which was offset by higher payroll and benefit costs of approximately $400,000, including adoption costs of $114,000 for FASB 106.

Other income increased by approximately $268,000 due to gain on sale of land in 1993. Under the threat of condemnation, the Company sold approximately 20,000 square feet of non-utility property for $434,000. A provision has been recorded for $169,000 to relocate its main entrance so the property will be of the same benefit to customer and utility personnel. The net gain has been allocated to ratepayers of $45,000 and shareholders of $220,000 to reflect expected regulatory treatment.

Net income increased in 1993 by $466,000 or 30% due to higher water rates, the 1993 annual surcharge and the sale of land.

CONSOLIDATED BALANCE SHEETS
DOMINGUEZ SERVICES CORPORATION AND  SUBSIDIARIES


                                                                 December 31,
                                                        -----------------------
($ in Thousands)                                           1995           1994
--------------------------------------------------------------------------------
Assets:
  Property, plant and equipment (Notes 1 & 4):
   Utility plant                                        $56,363        $54,069
--------------------------------------------------------------------------------
    Non-utility plant                                        67             67
--------------------------------------------------------------------------------
                                                         56,430         54,136
--------------------------------------------------------------------------------
   Less: Accumulated depreciation                        20,312         19,586
--------------------------------------------------------------------------------
                                                         36,118         34,550
--------------------------------------------------------------------------------
   Land and land rights                                     459            432
--------------------------------------------------------------------------------
   Water rights and other intangible assets                 167            167
--------------------------------------------------------------------------------
   Construction work in progress                            292            748
--------------------------------------------------------------------------------
    Total property, plant and equipment                  37,036         35,897
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  Cash, including restricted cash of
   $434 in 1995 and $344 in 1994 (Notes 1 & 5)              764          1,502
--------------------------------------------------------------------------------
  Accounts receivable:
   Customers, less an allowance for doubtful
    accounts of $250 in 1995 and $196 in 1994             1,523          1,625
--------------------------------------------------------------------------------
   Unbilled revenues                                        949            756
--------------------------------------------------------------------------------
   Other                                                    546            887
--------------------------------------------------------------------------------
  Materials and supplies at average cost (Note 4)            94            101
--------------------------------------------------------------------------------
  Prepayments and other                                     440            427
--------------------------------------------------------------------------------
  Production cost balancing account (Note 1)                620            377
--------------------------------------------------------------------------------
  Deferred tax asset (Note 1 & 9)                           340            240
--------------------------------------------------------------------------------
   Total current assets                                   5,276          5,915
--------------------------------------------------------------------------------
  Notes receivable                                          137            143
--------------------------------------------------------------------------------
  Prepaid taxes and others (Note 1)                       1,494          1,367
--------------------------------------------------------------------------------
  Deferred charges, less accumulated amortization of
   $83 in 1995 and $68 in 1994 (Note 1)                     206            235
--------------------------------------------------------------------------------
  Income tax related deferred charges (Note 1 & 9)        1,146          1,095
--------------------------------------------------------------------------------

  Total Assets                                          $45,295        $44,652
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS


                                                                 December 31,
                                                        -----------------------
($ in Thousands)                                           1995           1994
--------------------------------------------------------------------------------

Capitalization and Liabilities:
  Common shareholders' equity:
--------------------------------------------------------------------------------
   Common shares:
    Par value $1
    Authorized: 2,000,000 shares
    Issued: 1,004,370                                    $1,004         $1,004
--------------------------------------------------------------------------------
  Paid-in capital                                         2,512          2,491
--------------------------------------------------------------------------------
  Retained earnings (Note 3)                             11,380         10,597
--------------------------------------------------------------------------------
    Total common shareholders' equity                    14,896         14,092
--------------------------------------------------------------------------------
  Preferred shares (Note 2)
--------------------------------------------------------------------------------
    Class A, $25 par value per share                         98             98
--------------------------------------------------------------------------------
  Long-term debt (Note 4)                                 7,273          7,326
--------------------------------------------------------------------------------
      Total capitalization                               22,267         21,516
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Current maturities of
     long-term debt (Note 4)                                 81            319
--------------------------------------------------------------------------------
  Accounts payable                                        3,027          2,783
--------------------------------------------------------------------------------
  Current portion of advances
     for construction (Note 6)                              200            195
--------------------------------------------------------------------------------
  Accrued interest                                          240             68
--------------------------------------------------------------------------------
  Other accrued expenses                                  1,179          1,277
--------------------------------------------------------------------------------
  Income taxes (Note 1 & 9)                                 134            248
--------------------------------------------------------------------------------
      Total current liabilities                           4,861          4,890
--------------------------------------------------------------------------------
  Advances for construction (Note 6)                      5,240          5,139
--------------------------------------------------------------------------------
  Contributions in aid of construction (Note 7)           6,056          6,264
--------------------------------------------------------------------------------
  Deferred income taxes (Note 1 & 9)                      3,399          3,253
--------------------------------------------------------------------------------
  Unamortized investment tax credit (Note 1)                298            310
--------------------------------------------------------------------------------
  Accrued pension cost (Note 8)                           1,114          1,323
--------------------------------------------------------------------------------
  Deferred credits                                        2,060          1,957
--------------------------------------------------------------------------------

  Total Capitalization and Liabilities                  $45,295        $44,652
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CONSOLIDATED STATEMENT OF INCOME & RETAINED EARNINGS
DOMINGUEZ SERVICES CORPORATION AND SUBSIDIARIES

                                                          For the years ended December 31,
                                                          -------------------------------------
($ in Thousands)                                          1995           1994           1993
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Consolidated Statements of Income
     Operating revenue                                    $25,486        $23,569        $22,193
-----------------------------------------------------------------------------------------------
     Operating expenses:
-----------------------------------------------------------------------------------------------
          Purchased water                                  11,204         11,437         10,872
-----------------------------------------------------------------------------------------------
          Other production costs                            1,913           (351)          (620)
-----------------------------------------------------------------------------------------------
          Operations                                        6,006          6,095          5,765
-----------------------------------------------------------------------------------------------
          Maintenance                                         978            992            938
-----------------------------------------------------------------------------------------------
          Depreciation                                      1,275          1,246          1,184
-----------------------------------------------------------------------------------------------
          Taxes:
-----------------------------------------------------------------------------------------------
               Property                                       277            274            258
-----------------------------------------------------------------------------------------------
               Other                                          179            158            148
-----------------------------------------------------------------------------------------------
               Income taxes (Notes 1 & 9)                   1,177          1,340          1,243
-----------------------------------------------------------------------------------------------
                    Total operating expenses               23,009         21,191         19,788
-----------------------------------------------------------------------------------------------
          Operating income                                  2,477          2,378          2,405
-----------------------------------------------------------------------------------------------
          Other income (expenses):
-----------------------------------------------------------------------------------------------
               Interest and amortization of debt             (683)          (714)          (732)
-----------------------------------------------------------------------------------------------
               Gain on sale of property (Note 1)                -              -            220
-----------------------------------------------------------------------------------------------
               Water brokering                                 95            198              -
-----------------------------------------------------------------------------------------------
               Other                                           64             70            113
-----------------------------------------------------------------------------------------------
               Net income                                  $1,953         $1,932         $2,006
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
          Earnings per common share                         $1.94          $1.92          $1.99
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------



                                                          -------------------------------------
                                                          For the years ended December 31,

($ in Thousands)                                             1995           1994           1993
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Consolidated Statements of Retained Earnings
     Balance at beginning of year                         $10,597         $9,775         $8,839
-----------------------------------------------------------------------------------------------
     Net income                                             1,953          1,932          2,006
-----------------------------------------------------------------------------------------------
     Cash dividends:
-----------------------------------------------------------------------------------------------
          Preferred stock, Class A $1.25 per share              5              5              5
-----------------------------------------------------------------------------------------------
     Common stock:1995 - $1.16 per share                    1,165              -              -
-----------------------------------------------------------------------------------------------
                  1994 - $1.10 per share                        -          1,105              -
-----------------------------------------------------------------------------------------------
                  1993 - $1.06 per share                        -              -          1,065
-----------------------------------------------------------------------------------------------
     Balance at end of year                               $11,380        $10,597         $9,775
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

20

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOW
DOMINGUEZ SERVICES CORPORATION AND SUBSIDIARIES


                                                          For the years ended December 31,
                                                          -------------------------------------
($ in Thousands)                                             1995           1994           1993
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Increase (Decrease) in Cash:
Cash flows from operating activities:
-----------------------------------------------------------------------------------------------
     Net income                                            $1,953         $1,932         $2,006
-----------------------------------------------------------------------------------------------
     Adjustments to reconcile net income to net
           cash provided by operating activities:
-----------------------------------------------------------------------------------------------
     Depreciation and amortization                          1,291          1,262          1,201
-----------------------------------------------------------------------------------------------
     Deferred income taxes and
           investment tax credits                             134             36          1,602
-----------------------------------------------------------------------------------------------
     Gain on sale of property                                   -              -           (220)
-----------------------------------------------------------------------------------------------
     Change in assets and liabilities:
-----------------------------------------------------------------------------------------------
     Customer receivables - net                               102            (65)           241
-----------------------------------------------------------------------------------------------
     Notes receivable                                           6              6              6
-----------------------------------------------------------------------------------------------
     Other receivables                                        341            (85)          (224)
-----------------------------------------------------------------------------------------------
     Materials and supplies                                     7             (1)           162
-----------------------------------------------------------------------------------------------
     Accounts payable                                         244            762           (275)
     Income taxes (receivable) payable                       (114)           (23)            83
-----------------------------------------------------------------------------------------------
     Accrued pension cost                                    (209)           162              -
-----------------------------------------------------------------------------------------------
     Income tax related deferred charges                      (51)             6         (1,101)
-----------------------------------------------------------------------------------------------
     Other, net                                              (627)          (527)           343
-----------------------------------------------------------------------------------------------
          Net cash provided by operating activities         3,077          3,465          3,824
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Cash flows from investing activities:
-----------------------------------------------------------------------------------------------
     Capital expenditures                                  (2,622)        (3,318)        (1,652)
-----------------------------------------------------------------------------------------------
     Proceeds from the sale of property,
           plant and equipment                                  -              -            434
-----------------------------------------------------------------------------------------------
             Net cash used for investing activities        (2,622)        (3,318)        (1,218)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Cash flows from financing activities:
-----------------------------------------------------------------------------------------------
     Proceeds from advances for construction                  287            164              3
-----------------------------------------------------------------------------------------------
     Proceeds from contributions
           in aid of construction                             178            111            115
-----------------------------------------------------------------------------------------------
     Repayment of advances for construction                  (197)          (204)          (227)
-----------------------------------------------------------------------------------------------
     Repayment of long-term debt                             (291)           (19)          (162)
-----------------------------------------------------------------------------------------------
     Dividends paid                                        (1,170)        (1,110)        (1,070)
-----------------------------------------------------------------------------------------------
          Net cash used for financing activities           (1,193)        (1,058)        (1,341)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Net increase (decrease) in cash                              (738)          (911)         1,265
-----------------------------------------------------------------------------------------------
Cash at beginning of year                                   1,502          2,413          1,148
-----------------------------------------------------------------------------------------------

Cash at end of year                                          $764         $1,502         $2,413
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Note 1 -SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of Dominguez Services Corporation and its subsidiaries. The preparation of financial statements are in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These principles also require disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company and its subsidiaries operate in the water services industry. All significant inter-company transactions have been eliminated. The Company maintains its accounts in accordance with the uniform system of accounts prescribed by the California Public Utilities Commission (CPUC).

REVENUES:
Water service revenues are recognized on an accrual basis. The unbilled revenue accrual is based on estimated usage from the latest meter reading to the end of the accounting period.



PROPERTY, PLANT AND EQUIPMENT:
Utility plant is carried at the value established in 1939 by the CPUC with subsequent additions at cost or donor's basis, which approximates cost, less cost of retirements, sales and abandonments. Water rights are stated at the nominal amount of $1 plus purchased water rights at cost and past expenditures in connection with litigation in defense thereof. Depreciation of utility plant for financial statement purposes is computed using the CPUC remaining life accrual method. Under this method, composite straight-line depreciation rates are determined by periodic estimates of average remaining life of all utility plant assets. Costs of abandonments and salvages are charged or credited to accumulated depreciation. The effective composite depreciation rate was 3.0% and 3.1% in 1995 and 1994, respectively. Costs of maintenance and repairs are charged to operations; renewals and betterments are generally capitalized in the property accounts.

PREPAID TAXES AND OTHERS:
Beginning in 1987, contributions in aid of construction and advances for construction became taxable for Federal income tax purposes. The Company is paying these taxes and deferring them. These taxes will be recovered over the tax life of the assets for contributions and the life of the contracts for advances.



DEFERRED CHARGES:
Debt expense on bonds is being amortized based on the percentage of the principal amount outstanding over the term of the debt.

PRODUCTION COST BALANCING ACCOUNT:
During 1993, the Company collected $517,000 from its customers related to under-collected cost as of October 1992. These amounts were recorded as revenue during 1993. Based on the order authorizing this collection, the Company adopted a policy, effective October 1, 1992, to record over or under-collections of production costs when incurred in its books of accounts and financial statements. As of December 31,1995 and 1994, the balancing account reflected an under-collection of $620,000 and $377,000 respectively.

SALE OF PROPERTY:
Under the threat of condemnation, in 1993 the Company sold approximately 20,000 square feet of its property, principally non utility land, to the City of Carson for the construction of an overhead vehicular viaduct structure to span Alameda Street and the adjacent railroad tracks for $434,000. A provision for $169,000 has been established to relocate the Company's main entrance so its customers and utility personnel will retain similar access to and utilization of its main office property. The net gain has been allocated to ratepayers of $45,000 and shareholders of $220,000 to reflect expected regulatory treatment.

INCOME TAXES:
The Company provides deferred income taxes for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements.

Investment Tax Credits (ITC) have been deferred and are being amortized as reductions to income tax expense proportionately over the lives of the property giving rise to the credits.

The Company adopted FASB statement 109 in January 1993. Adoption of the new standard did not have a material effect on results of operations.

EARNINGS PER SHARE:
Per share data is based upon net income after recognition of dividend requirements for preferred stock and the weighted average number of common shares outstanding during the year.

RESTRICTED CASH:
Restricted cash represents surcharge proceeds plus interest earned which is restricted to the payment of principal and interest on the California Safe Drinking Water Bond.

RECLASSIFICATIONS:
The 1995 and 1994 consolidated financial statements include certain reclassifications necessary to conform to current year presentation.

Note 2 - SHAREHOLDERS' EQUITY

The Class A Preferred Shares are 5% cumulative, with 30,000 shares authorized, and 3,901 shares in 1995 and 1994 issued and outstanding. As of March 15, 1996, the Company has elected to redeem all the outstanding Class A Preferred Shares.

Note 3- RESTRICTIONS ON
DIVIDENDS

Under the terms of its long-term debt agreements, Dominguez Water Corporation is limited in its payment of dividends (other than stock dividends) on all classes of stock to the net income accrued subsequent to December 31, 1992 plus the sum of $3,000,000. The approximate unrestricted earnings available for dividend payments amounted to $5,541,000 as of December 31, 1995. The Company's available dividends to its shareholders is substantially dependent on the availability of dividends from Dominguez Water Corporation to the Company.

Note 4- LONG TERM DEBT

(a) FIRST MORTGAGE BONDS:
Under a trust indenture dated August 1, 1954 and twelve supplemental indentures, the Company pledged substantially all its property, water rights, and materials and supplies as collateral under the bonds. At December 31, 1995 and 1994 first mortgage bonds outstanding were:


Carrying Amount                                          $ in  Thousands
                                                           1995      1994
--------------------------------------------------------------------------------

Series F,8% due 1997                                       $774      $792
--------------------------------------------------------------------------------
Series G, 10% due 1995                                        -       240
--------------------------------------------------------------------------------
Series H, 9-3/8%  due 1998                                1,330     1,370
--------------------------------------------------------------------------------
Series J, 8.86% due 2022                                  4,000     4,000
--------------------------------------------------------------------------------
Total First
   Mortgage Bonds                                        $6,104    $6,402
--------------------------------------------------------------------------------

(b) SMALL BUSINESS
ADMINISTRATION LOAN:
--------------------------------------------------------------------------------
4%-due 2000                                                 $53       $61
--------------------------------------------------------------------------------

(c) DEPARTMENT OF WATER
RESOURCES LOAN:
Under the California Safe Drinking Water Bond Act of 1976
--------------------------------------------------------------------------------
8.1%-due 2020                                              $503      $486
--------------------------------------------------------------------------------
8.1%-due 2032                                               447       447
--------------------------------------------------------------------------------
8.1%-due 2034                                               247       249
--------------------------------------------------------------------------------

Total Bonds & Notes                                      $7,354    $7,645
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Less: Current Maturities                                     81       319
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Long Term Debt                                     $7,273    $7,326
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Aggregate maturities for the five years commencing with 1995 are approximately $81,000 (1996), $819,000 (1997), $1,273,000 (1998), $23,000
(1999), $20,000 (2000).

Note 5 - INTERIM DEBT

The Company maintains an available line of credit of $2,000,000 with Bank of America. During the year there were no borrowings outstanding under the line of credit. The Company intends to renew the line of credit which expires in June 1996. In connection with the line of credit, the Company maintains on deposit with the bank an average compensating balance equal to 5% of the line of credit. Borrowing bears interest at the preference lending rate.

Note 6 - ADVANCES FOR
CONSTRUCTION

Advances for construction of main extensions are primarily refundable to depositors over a 20 year or 40 year period. Refund amounts under the 20 year contracts are based on annual revenues from the extension. Balances at the end of the contract period are refunded in five equal yearly installments. Beginning in June 1982 contracts provide for full refund at a 2-1/2% rate per year for 40 years. Estimated refunds for 1996 for all main extension contracts are $200,000.

Note 7- CONTRIBUTIONS IN AID OF  CONSTRUCTION

Contributions in aid of construction are donations or contributions in cash, services or property from governmental agencies, or individuals for the purpose of constructing utility facilities. Depreciation applicable to such plants is charged to the contributions in aid account rather than to depreciation expense.

The charges continue until the cost applicable to such properties has been fully depreciated or the asset has been retired.
                                                          $  in  Thousands
                                                           1995      1994
--------------------------------------------------------------------------------
Beginning balance                                        $6,264    $6,471
--------------------------------------------------------------------------------
Add net contributions
  during the year                                            18        31
--------------------------------------------------------------------------------
Deduct depreciation for
  the year charged on
  plant acquired
  through donations                                        (226)     (238)
--------------------------------------------------------------------------------
Ending Balance                                           $6,056    $6,264
--------------------------------------------------------------------------------

Note 8- EMPLOYEE  BENEFITS

The Company provides a qualified defined benefit plan for all its full-time employees.

Benefits under this plan reflect the employee's compensation, years of service and age at retirement. Funding is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended. Pension costs were $401,000 in 1995, $505,000 in 1994 and $448,000 in 1993.

Beginning January 1, 1987, costs for pensions are determined under the rules prescribed by Statement of Financial Accounting Standards (SFAS) No. 87, including the use of the projected unit credit actuarial cost method. For rate making purposes, the Company recovers pension expense based on the method in place prior to SFAS No. 87. The effects of this change in accounting were not material to the financial statements.

The components of the 1995, 1994 and 1993 provisions are summarized as follows:

                                                     $ in Thousands
--------------------------------------------------------------------------------
                                                 1995      1994      1993
--------------------------------------------------------------------------------
Service cost
   (including expense)                           $498      $549      $516
--------------------------------------------------------------------------------
Interest cost                                     574       545       518
--------------------------------------------------------------------------------
Actual return
   on assets                                    (1111)      (55)     (656)
--------------------------------------------------------------------------------
Amortization of:
   Unrecognized
--------------------------------------------------------------------------------
Net asset                                         (58)      (58)      (58)
--------------------------------------------------------------------------------
Unrecognized
   net gain (loss)                                498      (476)      128
--------------------------------------------------------------------------------
Net Pension Cost                                 $401      $505      $448
--------------------------------------------------------------------------------

The obligations for pension benefits and the amount recognized in the Consolidated Balance Sheets are re-conciled as follows:

                                                          $ in Thousands
                                                           1995      1994
--------------------------------------------------------------------------------
Plan assets, at fair
    value, invested in
    stocks and bonds                                    $9,127    $7,597
--------------------------------------------------------------------------------
Actuarial present value
    of projected benefit
    obligation                                          (8,511)   (7,409)
--------------------------------------------------------------------------------
Plan assets in excess
    (deficit) of projected
    benefit obligation                                    $616      $188
--------------------------------------------------------------------------------
Unrecognized prior
    service cost                                           201         -
--------------------------------------------------------------------------------
Unrecognized net asset                                    (350)     (408)
--------------------------------------------------------------------------------
Unrecognized net gain                                    (1581)   (1,103)
--------------------------------------------------------------------------------
Accrued pension cost                                    $(1114)  $(1,323)
--------------------------------------------------------------------------------
Discount rate                                             7.50%     7.75%
--------------------------------------------------------------------------------
Rate of compensation
    increase                                              4.50%      5.0%
--------------------------------------------------------------------------------
Expected return on assets                                 7.50%     7.75%
--------------------------------------------------------------------------------

The accumulated benefit obligation of $7,037,000 at December 31, 1995 including vested benefits of $6,904,000 represents the present value of future pension benefit payments and is based on the Plan's benefit formulas without considering expected future salary increases. The projected benefit obligation considers future salary increases.

Postretirement Benefits Other Than Pensions
In January 1993, the Company adopted a new accounting standard for postretirement benefits other than pensions, which requires the expected cost of these benefits to be charged to expense during employees' years of service. The Company will amortize its $588,000 obligation related to prior service over 20 years.

The Company provides health care benefits for retired employees until both the employee and their spouse have reached 65 years of age. Health care benefits are subject to deductibles, co-payment provisions and other limitations. The Company funds the plan up to tax-deductible limits, in accordance with rate-making practices. Total expense was $90,000 in 1995. Any difference between expense determined under the new standard and amounts authorized for rate recovery is not expected to be material and will be charged to earnings.

The components of postretirement benefits other than pensions expense were:

                                            $ in Thousands
                                            1995      1994
-----------------------------------------------------------
Service cost for benefits earned            $39       $ 46
-----------------------------------------------------------
Interest cost                                45         47
-----------------------------------------------------------
Actual return on assets                      (1)         -
-----------------------------------------------------------
Amortization of losses
  from prior periods                         (6)         -
-----------------------------------------------------------
Amortization of transition
  obligation                                 28         28
-----------------------------------------------------------
Assets gain (loss) deferred                 (15)        (8)
-----------------------------------------------------------
Total                                       $90       $113
-----------------------------------------------------------


The assumed rate of future increases in the per-capita cost of health care benefits is 6.5%. Increasing the health care cost trend rate by one percentage point would increase the accumulated obligation as of December 31,1995 from $647,000 to $725,000,a $78,000 increase, and annual aggregate service and interest costs from $84,000 to $98,000, a $14,000 increase. The actuarial assumptions used were discount rates of 7.5% at December 31, 1995 and 7.75% at January 1, 1995 and an expected long-term rate of return on plan assets of 7.5% and 7.75% respectively.

The Company offers its employees a 401(K) plan. Employees make all contributions under the plan.

Note 9- INCOME TAXES

In January 1993, the Company adopted a new income tax accounting standard. This standard requires the balance sheet method to account for income taxes, where deferred taxes are recognized for all temporary differences between book and tax income. Upon adoption of the standard, the Company recorded balance sheet adjustments of $1,000,000 for previously unrecorded deferred taxes on temporary differences. Substantially all of these deferred taxes were offset by deferred charges representing amounts expected to be recovered in future rates.

CURRENT AND DEFERRED TAXES
Income tax expenses include the current tax liability from operations and the change in deferred income taxes during the year. Investment tax credits are amortized over the life of related properties.

The components of the net accumulated deferred income tax liabilities were:


                                                      $ in Thousands
                                                      1995      1994
---------------------------------------------------------------------
Deferred tax assets:
---------------------------------------------------------------------
Pension plan                                          $495      $495
---------------------------------------------------------------------
Other                                                  531       461
---------------------------------------------------------------------
Total deferred tax assets                           $1,026      $956
---------------------------------------------------------------------

Deferred tax liabilities:
---------------------------------------------------------------------
Depreciation                                        $2,749    $2,482
---------------------------------------------------------------------
Property-related                                     1,300     1,336
---------------------------------------------------------------------
Other                                                   36       151
---------------------------------------------------------------------
Total deferred tax liabilities                      $4,085    $3,969
---------------------------------------------------------------------

Net accumulated deferred
  income taxes                                           $3,059    $3,013
---------------------------------------------------------------------

Classification of accumulated
  deferred income taxes:
---------------------------------------------------------------------
Included in current assets                             340       240
---------------------------------------------------------------------
Included in deferred taxes                          $3,399    $3,253
---------------------------------------------------------------------


The current and deferred components of income tax expenses were:

                                                           $ in Thousands
                                                      1995      1994      1993
--------------------------------------------------------------------------------
Current income taxes:
--------------------------------------------------------------------------------
Current federal                                       $842      $955      $825
--------------------------------------------------------------------------------
Current state                                          271       310       274
--------------------------------------------------------------------------------
Investment tax credit                                 (12)      (12)      (13)
--------------------------------------------------------------------------------
Total current taxes                                 $1,101    $1,253    $1,086
--------------------------------------------------------------------------------

Deferred income taxes:
--------------------------------------------------------------------------------
Depreciation                                          $267      $188      $188
--------------------------------------------------------------------------------
Contributions
  and advances                                       (158)      (78)      (14)
--------------------------------------------------------------------------------
Pension plan                                             -      (47)   n     -
--------------------------------------------------------------------------------
Other                                                 (33)       27       (17)
--------------------------------------------------------------------------------
Total deferred taxes                                   $76       $90      $157
--------------------------------------------------------------------------------


A reconciliation of the federal statutory income tax rate to the effective rate is presented below:

                                                              Percent
                                                      1995      1994      1993
--------------------------------------------------------------------------------
Expected income
  tax expense                                          34%       34%       34%
--------------------------------------------------------------------------------
Increase (decrease)
  in expected income
  tax resulting from:
  Effect of state
  income tax                                            6%        6%        6%
--------------------------------------------------------------------------------
Gain on sale of
  property                                               -         -       (3%)
--------------------------------------------------------------------------------
Abandonments                                           (2%)        -        1%
--------------------------------------------------------------------------------
Other                                                    -        1%         -
--------------------------------------------------------------------------------
Total                                                  38%       41%       38%
--------------------------------------------------------------------------------


NOTES TO THE FINANCIAL STATEMENTS
DOMINGUEZ SERVICES CORPORATION AND SUBSIDIARIES

Note 10- BUSINESS RISKS AND CONCENTRATION OF SALES

Fifty percent of the Company's water supplies comes from its own groundwater wells, and 50% comes from wholesalers of imported water. The long term availability of imported water supplies are dependent upon several factors. Drought conditions throughout the state, increases in population, tightening of water quality standards and legislation may reduce water supplies. At this time, the Company does not anticipate any constraints on its imported water supplies due primarily to above average precipitation in prior years. The Company is taking steps to reduce its dependence on imported water supplies. The Company is working with the West Basin Municipal Water District to bring reclaimed water into its South Bay service area. The Company continues to drill new wells, so that it can utilize its total adjudicated groundwater rights.

The Company's utility operations are engaged in supplying water to the public. The Company is required to provide service and grant credit to customers within its defined service territories.

Although the Company has a diversified base of residential, business/industrial and public authority customers, a substantial portion, 53% in 1995 and 50% in 1994, of business and industrial sales are dependent upon the refineries. One single refinery was responsible for 37% of this business/industrial consumption in 1995, and for 38% in 1994.

Sales for 1995 and 1994 are as follows:

                                                      $ in Thousands
                                                      1995        1994
------------------------------------------------------------------------
Residential/
  Multi Family                                     $10,584     $10,196
-----------------------------------------------------------------------
Business/
  Industrial                                        11,759      10,291
-----------------------------------------------------------------------
Public Authority                                     1,436       1,402
-----------------------------------------------------------------------
All Other                                            1,488       1,465
-----------------------------------------------------------------------
Total                                              $25,267     $23,354
-----------------------------------------------------------------------


Note 11 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                 $ in Thousands
                                            1995      1994      1993
---------------------------------------------------------------------
Cash paid for:
---------------------------------------------------------------------
  Interest, net                             $501      $523      $678
---------------------------------------------------------------------
  Income taxes                            $1,270    $1,075      $643
---------------------------------------------------------------------


Note 12 - RELATED PARTY TRANSACTIONS

The Company annually refunds a portion of revenue received from several water mains for which Watson Land Company, Carson Estate Company and Dominguez Properties advanced the construction funds to the Company. The refunds to Watson Land Company were $16,516 in 1995 and $15,307 for 1994. The refunds to Carson Estate Company were $1,110 for 1995 and $1,110 for 1994. The refunds to Dominguez Properties were $6,176 for 1995 and $6,176 for 1994.

The Company also leases sites used for wells from Watson Land Company and Dominguez Properties. The rental costs for 1995 were $38,652 and $2,678 respectively. The Company provides water service to these entities to the extent that they have property within the division.

Note 13 - LITIGATION

The Company's insurance carrier has settled the two lawsuits filed in the California Superior Court that arose from the shooting death of an employee by another employee in January 1994. Legal costs accrued in anticipation of litigation have been reversed. The terms of the settlements had no material adverse financial impact on the Company.

QUARTERLY FINANCIAL DATA  (Unaudited)

                  Operating Revenue        Net Income              Earnings
                   ($ in thousands)      ($ in thousands)          Per Share

                  1995       1994        1995         1994      1995      1994
--------------------------------------------------------------------------------
First Quarter    $5,094     $4,840       $233         $223      $.23      $.22
--------------------------------------------------------------------------------
Second Quarter    6,868      5,867        605          653       .60       .65
--------------------------------------------------------------------------------
Third Quarter     7,552      7,736        749          693       .75       .69
--------------------------------------------------------------------------------
Fourth Quarter    5,972      5,126        366          363       .36       .36
--------------------------------------------------------------------------------
Year            $25,486    $23,569     $1,953       $1,932     $1.94     $1.92


MARKET INFORMATION (Unaudited)

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Common stock trades on NASDAQ under the symbol DOMZ. NASDAQ is an automated quotations system developed by the National Association of Security Dealers for the over-the-counter market. There were 336 common shareholders of record as of December 31, 1995, as well as 314 common shareholders held in street name.

Quarterly dividends have been paid since 1964. We cannot predict future actions of the Board of Directors, but at the present time, there is no change contemplated in the Company's dividend policy. The following record of common stock prices for 1995 and 1994 was obtained from the National Association of Securities Dealers, Inc., 1735 K Street Northwest, Washington, D.C. 20006:

1995                    High           Low            Div.
-----------------------------------------------------------
1st      Quarter        17-3/4         16-3/4         .29
-----------------------------------------------------------
2nd      Quarter        17-3/4         16-1/2         .29
-----------------------------------------------------------
3rd      Quarter        17-1/2         16             .29
-----------------------------------------------------------
4th      Quarter        19             16             .29
-----------------------------------------------------------

1994                    High           Low            Div.
-----------------------------------------------------------
1st      Quarter        20-1/2         19-1/4         .275
-----------------------------------------------------------
2nd      Quarter        19-1/2         17             .275
-----------------------------------------------------------
3rd      Quarter        18-1/4         17             .275
-----------------------------------------------------------
4th      Quarter        17-1/4         16-1/2         .275
-----------------------------------------------------------
