Form 10-K, Exhibit 13
period 1996-12-31
DOMINGUEZ SERVICES CORP
filed 1997-03-31
CIK 860673

                           TEN YEAR STATISTICAL REVIEW

FOR THE YEARS ENDED DECEMBER 31,           1996          1995          1994        1993         1992          1991       1990
SUMMARY OF OPERATIONS: ($ IN THOUSANDS)
  Operating revenue                      $   24,705   $   25,486   $   23,569   $   22,193   $   21,813   $   18,706   $ 19,139
  Operating expenses (before taxes)          20,745       21,376       19,419       18,139       18,327       15,677     15,869
  Income taxes                                1,314        1,177        1,340        1,243        1,031          807      1,087
  Other taxes                                   448          455          432          406          397          323        321
  Other expense                                  33            7           29           20           17           32         41
  Other income                                 (475)        (165)        (297)        (353)         (85)         (73)      (186)
  Interest cost                                 659          683          714          732          586          606        633
  Net income                                  1,981        1,953        1,932        2,006        1,540        1,334      1,374
  Dividends paid                              1,247        1,170        1,110        1,070        1,009          989        965
  Reinvested in the business                    734          783          822          936          531          345        409

PER COMMON SHARE DATA:*
  Earnings                               $     1.97   $     1.94   $     1.92   $     1.99   $     1.53   $     1.32   $   1.37
  Dividends                              $     1.24   $     1.16   $     1.10   $     1.06   $     1.00   $     0.98   $   0.96
  Payout percentage                            63.0%        60.0%        57.5%        53.5%        65.4%        74.2%      70.1%
  Book value                             $    15.56   $    14.83   $    14.03   $    13.23   $    12.29   $    11.77   $  11.40
  Return on common equity (average)            13.0%        13.4%        14.1%        15.6%        12.8%        11.4%      12.2%
  Number shares outstanding               1,004,370    1,004,370    1,004,370    1,004,370    1,004,370    1,004,370    998,370
  Year end market price                  $    22.50   $    18.50   $    16.75   $    21.00   $    16.25   $    15.00   $  14.25

BALANCE SHEET DATA: ($ IN THOUSANDS)
  Gross utility plant                    $   60,059   $   57,271   $  55,406    $   52,260   $   51,037   $   50,161   $  46,710
  Net utility plant                          43,534       41,358      40,022        37,977       37,511       33,793      31,713
  Non utility plant                             399           67          67            51          105          105         104
  Total Assets                               46,875       45,295      44,652        42,662       40,275       39,596      37,477

CAPITALIZATION: ($ IN THOUSANDS)
  Long-term debt                         $    7,036   $    7,273   $   7,326    $    7,493   $    7,657   $    3,829   $   3,766
  Preferred stock                               -             98          98            98           98           98         126
  Common equity                              15,626       14,896      14,092        13,284       12,348       11,817      11,383
  Total capitalization                       22,662       22,267      21,516        20,875       20,103       15,744      15,275
  Interim debt                                  800         -           -             -            -           3,375       2,725

CAPITALIZATION RATIOS:
  Long-term debt                               31.0%        32.7%       34.0%         35.9%        38.1%        24.3%       24.7%
  Preferred stock                               -            0.4%        0.5%          0.5%         0.5%         0.6%        0.8%
  Common equity                                69.0%        66.9%       65.5%         63.6%        61.4%        75.1%       74.5%
  Total                                       100.0%       100.0%      100.0%        100.0%       100.0%       100.0%      100.0%

OTHER UTILITY STATISTICS:

  Customers at year end                      36,882       36,739      36,371        36,107       36,043       35,949      34,444
  Average revenue per customer           $   650.92   $   665.70   $  619.90    $   561.27   $   481.35   $   423.35   $  490.32
  Water sales (millions of gallons)          11,481       12,371      12,071        11,359       11,731       10,906      12,957
  Utility employees                              77           78          76            75           69           71          64

FOR THE YEARS ENDED DECEMBER 31,           1989       1988       1987
SUMMARY OF OPERATIONS: ($ IN THOUSANDS)
  Operating revenue                      $ 20,359   $ 19,409   $ 17,423
  Operating expenses (before taxes)        16,855     16,054     14,117
  Income taxes                              1,110      1,050      1,042
  Other taxes                                 330        320        302
  Other expense                                18         51         65
  Other income                                (38)       (64)      (275)
  Interest cost                               577        569        649
  Net income                                1,507      1,429      1,523
  Dividends paid                              940        884        827
  Reinvested in the business                  567        545        696

PER COMMON SHARE DATA:*
  Earnings                               $   1.47   $   1.42   $   1.51
  Dividends                              $   0.92   $   0.86   $   0.80
  Payout percentage                          62.6%      60.6%      53.0%
  Book value                             $  10.98   $  10.08   $   9.53
  Return on common equity (average)          14.0%      14.5%      16.5%
  Number shares outstanding               998,370    979,620    979,620
  Year end market price                  $  14.75   $  15.00   $  15.50

BALANCE SHEET DATA: ($ IN THOUSANDS)
  Gross utility plant                    $ 45,205   $  41,536  $ 39,475
  Net utility plant                        31,233      28,714    27,170
  Non utility plant                           101          93        87
  Total Assets                             36,513      33,516    31,242

CAPITALIZATION: ($ IN THOUSANDS)
  Long-term debt                         $  4,059   $   4,583  $  5,062
  Preferred stock                             142         784       810
  Common equity                            10,968       9,877     9,329
  Total capitalization                     15,169      15,244    15,201
  Interim debt                                950        -        1,150

CAPITALIZATION RATIOS:
  Long-term debt                             26.8%       30.1%     33.3%
  Preferred stock                             0.9%        5.1%      5.3%
  Common equity                              72.3%       64.8%     61.4%
  Total                                     100.0%      100.0%    100.0%

OTHER UTILITY STATISTICS:

  Customers at year end                    34,189      32,765     32,403
  Average revenue per customer           $ 501.95   $  520.58  $ 488.80
  Water sales (millions of gallons)        13,339      13,237    11,794
  Utility employees                            56          51        51


*adjusted to reflect 3-for-2 stock split effective September, 1987

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements on page 13 and with the Ten Year Statistical Review on page 8. Dominguez Services Corporation ("the Company") has two wholly-owned subsidiaries: Dominguez Water Company ("Dominguez"), which is involved in water supply and distribution, and DSC Investments, which is involved in non-regulated, water-related services and investments.

Dominguez and its operating subsidiaries are regulated by the California Public Utilities Commission (the "CPUC") and, as such, they must obtain approval to increase water rates to recover increases in operating expenses and for reinvested capital in rate base. Most variations in revenues are due to weather conditions and the water usage of major industrial customers.

Dominguez is comprised of its principal division, the South Bay, and its operating subsidiaries, the Kern River Valley Water Company and the Antelope Valley Water Company. The South Bay has been providing water service for more than 85 years to its customers. Today, the South Bay serves a 35 square mile area including most of Carson, one-third of Torrance, and parts of Compton, Long Beach and Harbor City with a total of 32,228 customers. The Kern River Valley Water Company and the Antelope Valley Water Company (collectively referred to as "Subsidiaries") provide water service to 3,412 and 1,242 customers respectively.

DSC Investments' income is primarily from the transfer of water rights between third parties. Income from the transfers may significantly vary from year to year due to demands for groundwater by major pumpers in the West and Central Basins.

LIQUIDITY AND CAPITAL RESOURCES
The Company's continuing operations provided sufficient cash to cover operating expenses, interest and dividends. In 1996, the Company and its subsidiaries invested $3,490,000 in utility plant improvements. Approximately $520,000 was contributed or advanced by developers. The Subsidiaries borrowed $814,000 in low interest loans from the Department of Water Resources. Low interest loans are available only to Subsidiaries to finance capital improvements needed to meet water quality and supply standards.

The remaining funds for capital improvements were generated from operating earnings reinvested ($734,000) and short-term borrowings. Under a revolving credit facility with Bank of America, the Company has available $3,000,000 at the bank's preference rate. As of December 31, 1996, short-term borrowings under the facility totaled $800,000. Once short-term borrowings reach a level where long-term refinancing is cost effective, the Company plans another issuance of long-term first mortgage bonds.

In 1996, the DSC Investments invested $350,000 in Chemical Services Corporation ("CSC") and acquired a 20% equity ownership interest with an option to acquire an additional 40% equity ownership interest over the next five years. CSC manufactures and distributes chlorine generators used in the water and wastewater industry to produce safe on-site chlorine disinfectant. Under the investment agreements, the Company is obligated to provide working cash and long-term financing for the leasing of chlorine generators to CSC subject to the financial conditions of CSC.

In 1996, the Company redeemed all of its outstanding preferred stock for $98,000.

The Company's 1997 capital budget is $4,683,000. Budgeted improvements include $2,128,000 on supply and storage and $1,009,000 on pipeline replacements. The Company will fund budgeted improvements from earnings available for reinvestments and short-term borrowings.

REGULATORY AFFAIRS
During 1996, the California Legislature passed legislation calling for the reform of various CPUC policies and procedures. The legislature recommended changes intended to enhance commission involvement in decision making, thereby improving the quality and timeliness of commission decisions. The legislation also called for the restructuring of the division that represents the interests of customers with the CPUC.

The Company believes that changes already undertaken by the CPUC will improve the quality of regulation for water utilities. The Company does not anticipate that changes will significantly alter the traditional regulatory environment for water utilities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In 1996, the Company filed for and received approval to increase revenues effective February 1, 1997, for approximately $375,000 annually, or 1.6%, to recover the increased cost of purchased water effective January 1, 1997. This rate increase does not increase earnings of the Company but rather offsets the effects of higher water production costs to the Company.

ENVIRONMENTAL MATTERS
The Company is subject to water quality regulations set by the United States Environmental Protection Agency (EPA) and the California Department of Health Services (DHS). Both groundwater and purchased water are subject to extensive analysis. With the occasional minor exception, the Company met all current primary water standards. One of the Subsidiary water systems exceeded the state and federal standard for radioactivity. The Company has ceased using this water source and is providing customers with an alternative source.

Under the Federal Safe Drinking Water Act, the EPA is required to continue to establish new maximum levels for additional chemicals. The costs of future compliance are unknown, but the Company could be required to perform more quality testing. Management believes that Company resources are sufficient to meet these anticipated requirements.

Other applicable environmental regulations relate to the handling, storage and disposal of hazardous materials. The Company is currently in compliance with all regulations.

ACCOUNTING STANDARDS
Effective January 1, 1996, the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. This statement imposes a stricter criterion for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. Based on the current regulatory structure in which the Company operates, adoption of this standard did not have a material impact on the Company's financial position or results of operations. However, the Company's ability to meet the criterion may change in the future as competitive factors influence the water industry.


RESULTS OF OPERATIONS 1996 COMPARED TO 1995
Operating revenue totaled $24,705,000 for 1996, a decrease of $781,000, or 3%, lower than the $25,486,000 recorded for 1995. The decreased revenues are due to lower sales to industrial customers which was partially offset by higher residential sales. The industrial sales dropped by $1,480,000, or 18%. Total residential sales were up by $982,000, or 6%.

Operating expenses before taxes decreased by $631,000, or 2.9%, a combination of lower water costs and higher operation and maintenance costs. In 1996, water costs decreased as the South Bay division was able to purchase less imported water from the West Basin Municipal Water District with increased pumping of its wells. The overall margin on water sales improved from 49% to 52% due to fewer water sales to large industrial customers at a lower tariff water rate. Operations and maintenance costs increased by $538,000, or 7.7%, due primarily to increases in consulting costs.

Other income increased by $310,000. Income from the transfer of water right leases increased by $243,000 for the year. Sale of Hydro-Metric resulted in a gain of $39,000.

Interest costs decreased by $24,000, or 3.6%, due to lower borrowing costs as Series G bonds were paid off during 1995.

Net income increased $28,000, or 1.5%, due to improved margins on water sales and other income. Earnings per share on common equity increased from $1.94 to $1.97 for reasons stated above. The Company raised its annual dividend to common shareholders from $1.16 in 1995 to $1.24 in 1996, an increase of 6.9%.

RESULTS OF OPERATIONS 1995 COMPARED TO 1994
Operating revenues totaled $25,486,000 for 1995, an increase of $1,917,000, or 8.1%, over the $23,569,000 recorded for 1994. The increased revenues are due to higher water rates and increased water sales. The higher water rates resulted from the pass-through of increases in water production costs to our South Bay customers. Higher water sales in all divisions resulted in an increase of 300 million gallons, or 2.4%, over the prior year. Higher water sales were due primarily to increased usage by industrial customers.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating expenses before taxes increased by $1,957,000, or 10.1%, largely due to a $2,031,000, or 18.3%, increase in the costs of water. Higher water costs are due primarily to increased costs of purchased water and higher water sales. Operations and maintenance costs decreased by $103,000, or 1.4%, due mostly to the reversal of accrued litigation costs.

Other income decreased by $109,000, or 40.7%, due to less income from brokering water rights.

Interest costs decreased by $31,000, or 4.3%, due to lower borrowing costs as Series G bonds were paid off.

Net income increased $21,000, or 1.0%, due to higher water sales and lower expenses as previously stated. Earnings per share on common equity increased from $1.92 to $1.94 for reasons stated above. The Company raised its annual dividend to common shareholders from $1.10 in 1994 to $1.16 in 1995, an increase of 5.4%.

RESULTS OF OPERATIONS 1994 COMPARED TO 1993
Operating revenues for 1994 increased $1,376,000, or 6.2%, over 1993. The increased revenues are attributed to higher water rates and increased water sales. The water rates were increased for a "step" offset of $281,000, or 1.3%, and $750,000, or 3.6%, for higher costs of water in the South Bay. General rate increases raised Antelope Valley Water Company and Kern River Valley Water Company revenues by $110,000 and $185,000 respectively. Higher water sales in all divisions resulted in an increase of 721 million gallons, or 6.2%, over the prior year.

Operating expenses before taxes increased $1,280,000, or 7.1%, from 1993 due primarily to increased costs of water in the amount of $834,000, or 8.1%. Higher water costs are due to increased costs of purchased water and higher water sales. Operations and maintenance costs increased $388,000, or 5.7%. Increases occurred in costs of labor and outside services.

Other income decreased by $65,000, or 19.5%, due to the one-time gain on sale of land which occurred in 1993 but was offset by income from brokering water rights.

Net income decreased in 1994 by approximately $77,000, or 4.0%, primarily due to gain on sale of land recorded in 1993 which increased non-operating income.

Earnings per share on common equity decreased from $1.99 to $1.92 due to lower other income as discussed above.

                         CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31,  ($ IN THOUSANDS, EXCEPT SHARE DATA)               1996       1995
ASSETS:
  Property, plant and equipment (Notes 1 & 4):
    Utility plant                                                                $  59,016  $  56,363
      Non-utility plant                                                                399         67
                                                                                 ---------  ---------
                                                                                    59,415     56,430
    Less: Accumulated depreciation                                                  21,080     20,312
                                                                                 ---------  ---------
                                                                                    38,335     36,118
    Land and land rights                                                               459        459
    Water rights and other intangible assets                                           167        167
    Construction work in progress                                                      427        292
                                                                                 ---------  ---------
      Total property, plant and equipment                                           39,388     37,036

  Cash, including restricted cash of $499 in 1996 and $434 in 1995 (Notes 1 & 5)       711        764
  Accounts receivable:
    Customers, less an allowance for doubtful accounts
      of $285 in 1996 and $250 in 1995                                               1,629      1,523
    Unbilled revenues                                                                  909        949
    Other                                                                              179        546
  Materials and supplies at average cost (Note 4)                                       46         94
  Prepayments and other                                                                777        440
  Production cost balancing account (Note 1)                                           320        620
  Deferred tax assets (Note 1 & 9)                                                     426        340
                                                                                 ---------  ---------
    Total current assets                                                             4,997      5,276

  Notes receivable                                                                     130        137
  Prepaid taxes and others (Note 1)                                                  1,357      1,494
  Deferred charges, less accumulated amortization
    of $97 in 1996 and $83 in 1995 (Note 1)                                            165        206
  Income tax related deferred charges (Note 1 & 9)                                     838      1,146
                                                                                 ---------  ---------
  Total Assets                                                                   $  46,875  $  45,295
                                                                                 ---------  ---------
                                                                                 ---------  ---------

CAPITALIZATION AND LIABILITIES:
  Common shareholders' equity:
    Common shares:
    Par value $1
    Authorized: 2,000,000 shares
    Issued: 1,004,370 shares                                                     $   1,004  $   1,004
  Paid-in capital                                                                    2,508      2,512
  Retained earnings (Note 3)                                                        12,114     11,380
                                                                                 ---------  ---------
    Total common shareholders' equity                                               15,626     14,896
  Preferred shares (Note 2)
    Class A, $25 par value per share                                                   -           98
  Long-term debt (Note 4)                                                            7,036      7,273
                                                                                 ---------  ---------
    Total capitalization                                                            22,662     22,267

  Current maturities of long-term debt (Note 4)                                        849         81
  Accounts payable                                                                   2,260      3,027
  Interim debt (Note 5)                                                                800        -
  Current portion of advances for construction (Note 6)                                169        200
  Accrued interest                                                                      60        240
  Other accrued expenses                                                             1,208      1,179
  Income taxes (Note 1 & 9)                                                            236        134
                                                                                 ---------  ---------
    Total current liabilities                                                        5,582      4,861

  Advances for construction (Note 6)                                                 5,236      5,240
  Contributions in aid of construction (Note 7)                                      6,076      6,056
  Deferred income taxes (Note 1 & 9)                                                 3,617      3,399
  Unamortized investment tax credit (Note 1)                                           287        298
  Accrued pension cost (Note 8)                                                        959      1,114
  Deferred credits                                                                   2,456      2,060
                                                                                 ---------  ---------
  Total Capitalization and Liabilities                                           $  46,875  $  45,295
                                                                                 ---------  ---------
                                                                                 ---------  ---------

              The accompanying notes are an integral part of these statements.

              CONSOLIDATED STATEMENT OF INCOME & RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, ($ IN THOUSANDS)        1996           1995            1994
CONSOLIDATED STATEMENT OF INCOME
  Operating revenue                                  $    24,705    $    25,486    $    23,569
                                                     -----------    -----------    -----------
  Operating expenses:
    Purchased water                                        7,797         11,204         11,437
    Other production costs                                 4,119          1,913           (351)
    Operations                                             6,469          6,006          6,095
    Maintenance                                            1,053            978            992
    Depreciation                                           1,307          1,275          1,246
    Taxes:
      Property                                               289            277            274
      Other                                                  159            179            158
      Income taxes (Notes 1 & 9)                           1,314          1,177          1,340
                                                     -----------    -----------    -----------
        Total operating expenses                          22,507         23,009         21,191
                                                     -----------    -----------    -----------
                                                     -----------    -----------    -----------

  Operating income                                         2,198          2,477          2,378
  Other income (expenses):
    Interest and amortization of debt                       (659)          (683)          (714)
    Water rights                                             338             95            198
    Other                                                    104             64             70
                                                     -----------    -----------    -----------
    Net income                                       $     1,981    $     1,953    $     1,932
                                                     -----------    -----------    -----------
                                                     -----------    -----------    -----------

  Earnings per common share (in Dollars)             $      1.97    $      1.94    $      1.92
                                                     -----------    -----------    -----------

FOR THE YEARS ENDED DECEMBER 31,  ($ IN THOUSANDS)       1996            1995          1994
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
  Balance at beginning of year                       $    11,380     $   10,597    $    9,775
  Net income                                               1,981          1,953         1,932
  Cash dividends:
    Preferred stock, Class A $1.25 per share                   1              5             5
    Common stock:
      1996 - $1.24 per share                               1,246            -             -
      1995 - $1.16 per share                                 -            1,165           -
      1994 - $1.10 per share                                 -              -           1,105
                                                     -----------    -----------    ----------
  Balance at end of year                             $    12,114     $   11,380    $   10,597
                                                     -----------    -----------    ----------
                                                     -----------    -----------    ----------

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31,  ($ IN THOUSANDS)         1996           1995           1994
INCREASE(DECREASE) IN CASH:
Cash flows from operating activities:
  Net income                                           $    1,981      $    1,953     $    1,932
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                           1,321           1,291          1,262
    Deferred income taxes and investment tax credits          207             134             36
  Change in assets and liabilities:
    Customer receivables - net                               (106)            102            (65)
    Notes receivable                                            7               6              6
    Other receivables                                         367             341            (85)
    Materials and supplies                                     48               7             (1)
    Accounts payable                                         (767)            244            762
    Income taxes (receivable) payable                         102            (114)           (23)
    Accrued pension cost                                     (155)           (209)           162
    Income tax related deferred charges                       308             (51)             6
    Other, net                                                199            (627)          (527)
                                                       ----------      ----------      ----------
      Net cash provided by operating activities             3,512           3,077          3,465
                                                       ----------      ----------      ----------
                                                       ----------      ----------      ----------

Cash flows from investing activities:
  Capital expenditures                                     (3,490)         (2,622)        (3,318)
  Purchase of Chemical Service Corporation                   (399)            -              -
                                                       ----------      ----------      ----------
    Net cash used for investing activities                 (3,889)         (2,622)        (3,318)
                                                       ----------      ----------      ----------
                                                       ----------      ----------      ----------

Cash flows from financing activities:
  Proceeds from advances for construction                     219             287            164
  Proceeds from contributions in aid of construction          301             178            111
  Repayment of advances for construction                     (182)           (197)          (204)
  Repayment of long-term debt                                (283)           (291)           (19)
  Department of Water Resources Loan                          814              -              -
  Preferred stock redemption                                  (98)             -              -
  Proceeds from interim debt                                  800              -              -
  Dividends paid                                           (1,247)         (1,170)        (1,110)
                                                       ----------      ----------      ----------
    Net cash provided (used) for financing activities         324          (1,193)        (1,058)
                                                       ----------      ----------      ----------
                                                       ----------      ----------      ----------

Net decrease in cash                                          (53)           (738)          (911)
Cash at beginning of year                                     764           1,502          2,413
                                                       ----------      ----------      ----------
Cash at end of year                                    $      711      $      764     $    1,502
                                                       ----------      ----------      ----------
                                                       ----------      ----------      ----------

               The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of Dominguez Services Corporation and its subsidiaries. The preparation of financial statements are in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These principles also require disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company and its subsidiaries operate in the water services industry. All significant inter-company transactions have been eliminated. The Subsidiaries maintain their accounts in accordance with the uniform system of accounts prescribed by the California Public Utilities Commission (CPUC).

REVENUES:
Water service revenues are recognized on an accrual basis. The unbilled revenue accrual is based on estimated usage from the latest meter reading to the end of the accounting period.

PROPERTY, PLANT AND EQUIPMENT:
Utility plant is carried at the value established in 1939 by the CPUC with subsequent additions at cost or donor's basis, which approximates cost, less cost of retirements, sales and abandonment. Water rights are stated at the nominal amount of $1 plus purchased water rights at cost and past expenditures in connection with litigation in defense thereof. Depreciation of utility plant for financial statement purposes is computed using the CPUC remaining life accrual method. Under this method, composite straight-line depreciation rates are determined by periodic estimates of average remaining life of all utility plant assets. Costs of abandonment and salvages are charged or credited to accumulated depreciation. The effective composite depreciation rate was 2.9% and 3.0% in 1996 and 1995, respectively. Costs of maintenance and repairs are charged to operations; renewals and betterment are generally capitalized in the property accounts.

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

PRODUCTION COST BALANCING ACCOUNT:
The Company adopted a policy, effective October 1, 1992, to record over or under-collections of production costs when incurred in its books of accounts and financial statements based on the regulatory treatment afforded these costs. As of December 31, 1996 and 1995, the balancing account reflected an under-collection of $320,000 and $620,000 respectively.

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

REGULATORY ASSETS:
Effective January 1, 1996, the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. This statement imposes a stricter criterion for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. Based on the current regulatory structure in which the Company operates, adoption of this standard did not have a material impact on the Company's financial position or results of operations. However, the Company's ability to meet the criterion may change in the future as competitive factors influence the water industry.

EARNINGS PER SHARE:
Per share data is based upon net income after recognition of dividend requirements for preferred stock and the weighted average number of common shares outstanding during the year.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED CASH:
Restricted cash represents surcharge proceeds plus interest earned which is restricted to the payment of principal and interest on the California Safe Drinking Water Bond.

NEW BUSINESS:
On December 20, 1996, DSC Investments invested $350,000 in Chemical Services Corporation and acquired a 20% equity ownership with the option to acquire an additional 40% equity ownership over the next 5 years. The investment is accounted for under the equity method. Under the investment agreements, the Company is obligated to provide working cash and long term financing for the leasing of chlorine generators to CSC subject to the financial conditions of CSC. The maximum loan balance for the following calendar years are $2,000,000
(1997), $2,500,000 (1998), $3,000,000 (1999) and $3,500,000 (2000). As of
December 31, 1996, the Company had no outstanding loans to CSC. In accordance with the agreements, the Company did not recognize any income from the CSC investment in 1996.

SALE OF BUSINESS:
On April 26, 1996, the Company sold the remaining assets of Hydro-Metric Services to an officer of the Company in exchange for a two year note receivable with outstanding balance of $48,000 as of December 31, 1996. The sale resulted in a gain of $39,000.

RECLASSIFICATIONS:
The 1996 and 1995 consolidated financial statements include certain reclassifications necessary to conform to current year presentation.

NOTE 2 - SHAREHOLDERS EQUITY
As of March 15, 1996, the Company redeemed all the remaining outstanding Class A Preferred Shares for $98,000. The Class A Preferred Shares were 5% cumulative, with 30,000 shares authorized, with zero and 3,901 shares in 1996 and 1995 issued and outstanding.

NOTE 3 - RESTRICTIONS ON DIVIDENDS
Under the terms of its long-term debt agreements, Dominguez is limited in its payment of dividends (other than stock dividends) on all classes of stock to the net income accrued subsequent to December 31, 1992, plus the sum of $3,000,000. The approximate unrestricted earnings available for dividend payments amounted to $6,275,000 as of December 31, 1996. The Company's available dividends to its shareholders are substantially dependent on the availability of dividends from Dominguez to the Company.

NOTE 4 - LONG-TERM DEBT
Under a trust indenture dated August 1, 1954 and twelve supplemental indentures, the Company pledged substantially all its property, water rights, and materials and supplies as collateral under the bonds. At December 31, 1996 and 1995 long-term debt outstanding was:

--------------------------------------------------------
CARRYING AMOUNT ($ IN THOUSANDS)        1996      1995
--------------------------------------------------------
First Mortgage Bonds:
Series F, 8% due 1997                 $  756    $  774
Series H, 9.375% due 1998              1,290     1,330
Series J, 8.86% due 2022               4,000     4,000
                                    --------------------
Total First Mortgage Bonds            $6,046    $6,104
                                    --------------------

SMALL BUSINESS ADMINISTRATION LOAN:
--------------------------------------------------------
4% - due 2000                         $   39    $   53
                                    --------------------

DEPARTMENT OF WATER RESOURCES LOAN:
--------------------------------------------------------
Under the California Safe Drinking
     Water Bond Act of 1976
7.4% - due 2020                       $  478    $  503
7.4% - due 2011                          304       447
7.4% - due 2013                          204       247
3.0% - due 2032                          547        -
3.4% - due 2027                          267        -
                                    --------------------
Total Bonds & Notes                   $7,885    $7,354
Less: Current Maturities                 849        81
                                    --------------------
Total Long Term Debt                  $7,036    $7,273
                                    --------------------
--------------------------------------------------------

Aggregate maturities for the five years commencing with 1996 are approximately $849,000 (1997), $1,305,000 (1998), $57,000 (1999), $55,000
(2000) and $52,000 (2001).

NOTE 5 - INTERIM DEBT
The Company maintained an available line of credit of $3,000,000 in 1996 and $2,000,000 in 1995 with Bank of America. At the end of December 31, 1996, the outstanding borrowing was $800,000. At the end of 1995, it was zero. The Company intends to renew the line of credit which expires in July 1997. In connection with the line of credit, the Company maintains on deposit with the bank an average compensating balance equal to 5% of the line of credit. Borrowing bears interest at the preference lending rate.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - ADVANCES FOR CONSTRUCTION
Advances for construction of main extensions are primarily refundable to depositors over a 20 year or 40 year period. Refund amounts under the 20 year contracts are based on annual revenues from the extension. Balances at the end of the contract period are refunded in five equal yearly installments. Beginning in June 1982 contracts provide for full refund at a 2-1/2% rate per year for 40 years. Estimated refunds for 1997 for all main extension contracts are $169,000.

NOTE 7 - CONTRIBUTIONS IN AID OF CONSTRUCTION
Contributions in aid of construction are donations or contributions in cash, services or property from governmental agencies or individuals for the purpose of constructing utility facilities. Depreciation applicable to such plants is charged to the contributions in aid account rather than to depreciation expense.

The charges continue until the cost applicable to such properties has been fully depreciated or the asset has been retired.
----------------------------------------------------------
($ IN THOUSANDS)                          1996      1995
----------------------------------------------------------
Beginning balance                        $6,056    $6,264
Add net contributions during the year       236        18
Deduct depreciation for the year charged
     on plant acquired through donations   (216)     (226)
                                         -----------------
Ending Balance                           $6,076    $6,056
----------------------------------------------------------

NOTE 8 - EMPLOYEE BENEFITS
The Company provides a qualified defined benefit plan for all its full-time employees.

Benefits under this plan reflect the employee's compensation, years of service and age at retirement. Funding is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended. Pension costs were $363,000 in 1996, $401,000 in 1995 and $505,000 in 1994.

Beginning January 1, 1987, costs for pensions were determined under the rules prescribed by Statement of Financial Accounting Standards (SFAS) No. 87, including the use of the projected unit credit actuarial cost method. For rate making purposes, the Company recovers pension expense based on the method in place prior to SFAS No. 87.

The components of the 1996, 1995 and 1994 provisions are summarized as follows:
------------------------------------------------------------
($ IN THOUSANDS)                   1996      1995      1994
------------------------------------------------------------
Service cost (including expense)  $ 501     $ 498     $ 549
Interest cost                       638       574       545
Actual return on assets           (1164)   (1,111)      (55)
Amortization of unrecognized
     net asset                      (58)      (58)      (58)
Unrecognized net gain (loss)        446       498      (476)
                                  --------------------------
Net pension cost                  $ 363     $ 401     $ 505
------------------------------------------------------------

The obligations for pension benefits and the amount recognized in the Consolidated Balance Sheets are reconciled as follows:

------------------------------------------------------------
($ IN THOUSANDS)                       1996      1995
------------------------------------------------------------
Plan assets, at fair value,
     invested in stocks and bonds     $10,503   $ 9,127
Actuarial present value of projected
     benefit obligation                (9,015)   (8,511)
                                      ------------------
Plan assets in excess of projected
     benefit obligation               $ 1,488   $   616

Unrecognized prior service cost           186       201
Unrecognized net asset                   (292)     (350)
Unrecognized net gain                  (2,341)   (1,581)
                                      ------------------
Accrued pension cost                  $  (959)  $(1,114)
                                      ------------------

Discount rate                            7.50%     7.50%
Rate of compensation increase            4.50%     4.50%
Expected return on assets                7.50%     7.50%
------------------------------------------------------------

The accumulated benefit obligation of $7,770,000 at December 31, 1996, including vested benefits of $7,066,000 represents the present value of future pension benefit payments and is based on the Plan's benefit formulas without considering expected future salary increases. The projected benefit obligation considers future salary increases.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS
In January 1993, the Company adopted a new accounting standard for post-retirement benefits other than pensions, which requires the expected cost of these benefits to be charged to expense during employees' years of service. The Company will amortize its $588,000 obligation related to prior service over 20 years.

The Company provides health care benefits for retired employees until both the employee and his/her spouse have reached 65 years of age. Health care benefits are subject to deductibles, co-payment provisions and other limitations. The Company funds the plan up to tax-deductible limits, in accordance

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with rate-making practices. Total expense was $87,000 in 1996. Differences between expense determined under the new standard and amounts authorized for rate recovery are not expected to be material and are charged to earnings.

The components of post-retirement benefits other than pensions expense were:
------------------------------------------------------------
($ IN THOUSANDS)                       1996      1995
------------------------------------------------------------

Service cost for benefits earned         $ 39     $ 39
Interest cost                              47       45
Actual return on assets                   (52)      (1)
Amortization of losses from prior periods  (5)      (6)
Amortization of transition obligation      28       28
Assets gain (loss) deferred                30      (15)
                                        ------------------
Total                                    $ 87     $ 90
                                        ------------------
------------------------------------------------------------

The assumed rate of future increases in the per-capita cost of health care benefits is 6.5%. Increasing the health care cost trend rate by one percentage point would increase the accumulated obligation as of December 31, 1996, from $543,000 to $608,000, a $65,000 increase, and annual aggregate service and interest costs from $86,000 to $100,000, a $14,000 increase. The actuarial assumptions used were discount rates of 7.5% at December 31, 1996, and 7.5% at January 1, 1996, and an expected long-term rate of return on plan assets of 7.5% and 7.5% respectively.

The Company offers its employees a 401(K) plan. Employees make all contributions under the plan.

NOTE 9 - INCOME TAXES
In January 1993, the Company adopted a new income tax accounting standard. This standard requires the balance sheet method to account for income taxes, where deferred taxes are recognized for all temporary differences between book and tax income. Upon adoption of the standard, the Company recorded balance sheet adjustments of $1,000,000 for previously unrecorded deferred taxes on temporary differences. Substantially all of these deferred taxes were offset by deferred charges representing amounts expected to be recovered in future rates.

CURRENT AND DEFERRED TAXES
Income tax expenses include the current tax liability from operations and the change in deferred income taxes during the year. Investment tax credits are amortized over the life of related properties.

The components of the net accumulated deferred income tax liabilities were:

------------------------------------------------------------
($ IN THOUSANDS)                        1996      1995
------------------------------------------------------------
Deferred tax assets:
Pension plan                           $  450     $  495
Other                                     616        531
                                       -----------------
Total deferred tax assets              $1,066     $1,026
                                       -----------------
Deferred tax liabilities:
Depreciation                           $3,031     $2,749
Property-related                        1,250      1,300
Other                                     (25)        36
                                       -----------------
Total deferred tax liabilities         $4,256     $4,085
                                       -----------------

Net accumulated deferred income taxes  $3,190     $3,059
Classification of accumulated deferred
     income taxes:
Included in current assets                427        340
Included in deferred taxes             $3,617     $3,399
------------------------------------------------------------

The current and deferred components of income tax expenses were:

------------------------------------------------------------
($ IN THOUSANDS)                   1996      1995      1994
------------------------------------------------------------
Current income taxes:
Current federal                  $  887     $  842    $  955
Current state                       276        271       310
Investment tax credit               (12)       (12)      (12)
                                 ----------------------------
Total current taxes              $1,151     $1,101    $1,253
                                 ----------------------------
Deferred income taxes:
Depreciation                     $  282     $  267    $  188
Contributions and advances         (156)      (158)      (78)
Pension plan                         -          -        (47)
Other                                37        (33)       24
                                 ----------------------------
Total deferred taxes             $  163     $   76    $   87
                                 ----------------------------
-------------------------------------------------------------

A reconciliation of the federal statutory income tax rate to the effective rate is presented below:
--------------------------------------------------------------
PERCENT                            1996      1995      1994
--------------------------------------------------------------
Expected income tax expense         34%       34%       34%
Increase in expected income
     tax resulting from effect
     of state income tax             6%        6%        6%
Abandonment                         (1%)      (2%)       -
Other                                1%         -        1%
                                    -------------------------
Total                               40%       38%       41%
--------------------------------------------------------------

NOTE 10 - BUSINESS RISKS AND CONCENTRATION OF SALES
Fifty-four percent of the Company's water supplies comes from its own groundwater wells, and forty-six percent comes from wholesalers of imported water. The long term availability of imported water supplies are dependent upon several factors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company's utility operations are engaged in supplying water to the public. The Company's utility operations are subject to regulation by various government agencies. The water quality is regulated by the United States Environmental Protection Agency (EPA) and the California Department of Health Services (DHS). Both groundwater and purchased water are subject to extensive analysis. With the occasional minor exception, the Company met all current primary water standards. One of the Subsidiary water systems exceeded the State and Federal standard for radioactivity. The Company has ceased using this water source and is providing customers with an alternative source.

The Company is required to provide service and grant credit to customers within its defined service territories. Although the Company has a diversified base of residential, business-industrial and public authority customers, a substantial portion, 46% in 1996 and 53% in 1995, of business and industrial sales are dependent upon the refineries. One single refinery was responsible for 32% of this business/industrial consumption in 1996, and for 37% in 1995.

Sales for 1996 and 1995 are as follows:
------------------------------------------------------------
($ IN THOUSANDS)                        1996      1995
------------------------------------------------------------

Residential-Multi Family             $ 11,566    $ 10,584
Business-Industrial                    10,279      11,759
Public Authority                        1,486       1,436
All Other                               1,374       1,707
                                     --------------------
Total                                $ 24,705    $ 25,486
                                     --------------------
------------------------------------------------------------

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION
------------------------------------------------------------
($ IN THOUSANDS)                   1996      1995      1994
------------------------------------------------------------
Cash paid for:
Interest, net                 $  824     $  501     $  523
Income taxes                  $1,095     $1,270     $1,075
------------------------------------------------------------

NOTE 12 - RELATED PARTY TRANSACTIONS
The Company annually refunds a portion of revenue received from several water mains for which Watson Land Company, Carson Estate Company and Dominguez Energy L.P. advanced the construction funds to the Company. The refunds to Watson Land Company were $15,442 in 1996 and $16,516 for 1995. The refunds to Carson Estate Company were $1,110 for 1996 and $1,110 for 1995. The refunds to Dominguez Energy L.P.were $6,176 for 1996 and $6,176 for 1995.

The Company also leases sites used for wells from Watson Land Company, Carson Estate Company and Dominguez Energy L.P. The rental costs for Watson Land Company were $38,778 in 1996 and $38,652 for 1995. The rental costs for Carson Estate Company were $13,500 for 1996 and none for 1995. The rental costs for Dominguez Energy L.P. were $2,901 for 1996 and $2,678 for 1995.

The Company provides water service to these entities to the extent that they have property within the division.

NOTE 13 - COMMITMENTS AND CONTINGENCIES
During 1996 the Company's insurance carrier settled the remaining lawsuit filed in the California Superior Court that arose from the shooting death of an employee by another employee in January 1994. All legal costs accrued in anticipation of litigation have been reversed. The terms of the settlements had no material adverse financial impact on the Company.

Under the terms of the proposed agreement between ARCO Los Angeles Refinery and the West Basin Municipal Water District, the Company will commit to fund $2,000,000 in recycled water system facilities. This agreement is expected to be signed by all parties in 1997. The funds will be expended when recycled water service is available to ARCO, which is tentatively scheduled for mid-1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Dominguez Services Corporation
Long Beach, California

We have audited the accompanying consolidated balance sheets of Dominguez Services Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominguez Services Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


/s/ Arthur Andersen LLP
Los Angeles, California
March 5, 1997


              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

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

DOMINGUEZ SERVICES CORPORATION


/s/ John S. Tootle
John S. Tootle
Vice President-Finance

                       QUARTERLY FINANCIAL DATA (UNAUDITED)


                       OPERATING REVENUE              NET INCOME                  EARNINGS
                        ($ IN THOUSANDS)           ($ IN THOUSANDS)               PER SHARE
                       1996           1995          1996        1995           1996      1995
First Quarter      $    5,225     $    5,094     $    270     $    233     $    .27     $    .23
Second Quarter          6,356          6,868          535          605          .53          .60
Third Quarter           7,404          7,552          787          749          .78          .75
Fourth Quarter          5,720          5,972          389          366          .39          .36
                   ----------     ----------     --------     --------     --------     --------
Total              $   24,705     $   25,486     $  1,981     $  1,953     $   1.97     $   1.94
                   ----------     ----------     --------     --------     --------     --------
                   ----------     ----------     --------     --------     --------     --------

                          MARKET INFORMATION (UNAUDITED)

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DOMZ". There were 322 common shareholders of record as of December 31, 1996, as well as 367 common shareholders held in street name.

Quarterly dividends have been paid since 1964. We cannot predict future actions of the Board of Directors, but at the present time, there is no change contemplated in the Company's dividend policy. The following record of common stock prices for 1996 and 1995 was obtained from the National Association of Securities Dealers, Inc., 1735 K Street Northwest, Washington, D.C. 20006:


1996                  HIGH          LOW         DIVIDEND
First Quarter            19        17-3/4         .31
Second Quarter           23            18         .31
Third Quarter        23-1/2        20-1/2         .31
Fourth Quarter       23-1/2        22-1/4         .31
                     ------        ------         ---

1995
First Quarter        17-3/4        16-3/4         .29
Second Quarter       17-3/4        16-1/2         .29
Third Quarter        17-1/2            16         .29
Fourth Quarter           19            16         .29
                     ------        ------         ---