Form 10-K, Exhibit 13
period 1997-12-31
DOMINGUEZ SERVICES CORP
filed 1998-03-31
CIK 860673

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                        --

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

       Board of Directors
       Dominguez Services Corporation
       Long Beach, California



       We have audited the accompanying consolidated balance sheets of Dominguez Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominguez Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

       ARTHUR ANDERSEN LLP
       Los Angeles, California
       March 5, 1998


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

       DOMINGUEZ SERVICES CORPORATION

       /s/ John S. Tootle

       John S. Tootle
       Chief Financial Officer

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                           --

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

       The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements beginning on page 18 and with the Eleven Year Statistical Review on page 16. Dominguez Services Corporation (the "Company") has two wholly-owned subsidiaries: Dominguez Water Company ("Dominguez"), which is involved in water supply and distribution, and DSC Investments, which is involved in non-regulated, water-related services and investments.

       Dominguez and its operating subsidiaries are regulated by the California Public Utilities Commission (the "CPUC") and, as such, they must obtain CPUC approval to increase water rates to recover increases in operating expenses and for authorization to include reinvested capital in rate base. Most variations in revenues are due to weather conditions and the water usage of major industrial customers.

       Dominguez is comprised of its principal division, the South Bay, and its operating subsidiaries, the Kern River Valley Water Company and the Antelope Valley Water Company. The South Bay has been providing water service for more than 86 years to its customers. Today, the South Bay serves 32,393 customers in a 35 square mile area including most of Carson, one-quarter of Torrance, and parts of Compton, Long Beach, Los Angeles County, and Harbor City. The Kern River Valley Water Company and the Antelope Valley Water Company (collectively referred to as the "Subsidiaries") provide water service to 4,008 and 1,235 customers, respectively.

       In November 1997, the Company executed an agreement to acquire the assets of the Lucerne Water Company located in Lake County of Northern California with 1,242 customers. In January 1998, the Company finalized the asset purchase agreement with the Rancho Del Paradiso & Armstrong Valley Water Companies located in Sonoma County of Northern California with 370 total customers. Dominguez expects to acquire and begin operating these systems in the first half of 1998.

       DSC Investments is primarily engaged in the transfer of water rights between third parties and has a twenty percent ownership interest in Chemical Services Company ("CSC") with an option to acquire an additional 40% through the year 2001. Income from the transfers of water rights may significantly vary from year to year due to demands for groundwater by major pumpers in the West and Central Groundwater Basins. CSC manufactures and distributes chlorine generators used in the water and wastewater industry to produce safe on-site chlorine disinfectant.

       LIQUIDITY AND CAPITAL RESOURCES
       The Company's continuing operations provided sufficient cash to cover operating expenses, interest and dividends. In 1997, Dominguez and its Subsidiaries invested $3,580,000 in utility plant improvements. Approximately $517,000 was contributed or advanced by developers. In 1997, the Subsidiaries received an additional $463,000 in low interest loans from the Department of Water Resources. Low interest loans are available only to the Subsidiaries to finance capital improvements needed to meet water quality and supply standards.

       In December 1997, Dominguez issued $5,000,000 Series K Bonds under its trust indenture dated August 1, 1954, with a coupon interest rate of 6.94%, due in 2012. The proceeds from the sale were used to repay the outstanding balance of short-term borrowings which totaled $3,000,000. Short-term borrowings were incurred due to the retirement of the Series F and H Bonds in 1997, as well as for funding capital expenditures. The remainder of the Series K proceeds will be used to fund future capital expenditures.

       The Company has available $4,470,000 under a revolving credit facility with Bank of America. As of December 31, 1997, there were no short-term borrowings under the facility.

       Under its investment agreements with CSC, the Company is obligated to provide working cash and long-term financing for the leasing of chlorine generators, subject to the financial condition of CSC. As of December 31, 1997, the Company had a working cash loan outstanding with CSC for $400,000.

       The Company's 1998 capital budget is $6,168,000. Budgeted improvements include $1,747,000 for supplies and storage, a $2,000,000 investment in connection with the relocation of headquarters to accommodate a regional recycled water plant, and $565,000 for pipeline replacements. The Company will fund budgeted improvements from earnings available for reinvestment, funds remaining from the issuance of the Series K Bonds, and short-term borrowings, if necessary.

       In November 1997, the Company entered into an agreement with West Basin Municipal Water District ("West Basin") and ARCO. Under the terms of the agreement, Dominguez will sell ARCO recycled water purchased from West Basin for the same cost of water margin that Dominguez would otherwise have received providing ARCO with potable water. The Company is expected to

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                              --

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

commit funds up to $2,000,000 by December 1999 to construct recycled water facilities in its South Bay service area.

       REGULATORY AFFAIRS
       In 1996, Dominguez filed for and received approval to increase revenues effective February 1, 1997, for approximately $375,000 annually, or 1.6%, to recover the increased cost of purchased water effective January 1, 1997. This rate increase does not increase earnings of the Company but rather offsets the effects of higher water production costs to Dominguez.

       In 1997, Senate Bill 1268 was signed into law, requiring the CPUC to use the standard of fair-market value when establishing the rate base value for the acquired distribution system assets of a public water system. The CPUC has initiated a proceeding to develop guidelines necessary to implement the law and to investigate other regulatory issues unique to the water industry. The Company believes that the new law will benefit the Company in its acquisition of small water systems, and that the CPUC's proceeding will clarify rules necessary for the Company to actively pursue public-private partnerships.

       ENVIRONMENTAL MATTERS
       The Company is subject to water quality regulations promulgated by the United States Environmental Protection Agency (EPA) and the California Department of Health Services (DHS). Both groundwater and purchased water are subject to extensive analysis. With occasional minor exceptions, the Company meets all current primary water standards. One of the Subsidiary water systems exceeded the state and Federal standard for radioactivity. The Company has ceased using this water source and is providing customers with an alternative source.

       In 1997, the Company participated with many other large water companies in a monthly water sampling data acquisition program known as the Information Collection Rule. Data collected will be used by the EPA to establish future drinking water standards. Under the Federal Safe Drinking Water Act, the EPA is required to continue to establish new maximum levels for additional chemicals. The costs of future compliance are unknown, but the Company could be required to perform more quality testing and treatment. Management believes that Company resources will be sufficient to meet these anticipated requirements.

       The Company is subject to other applicable environmental regulations related to the handling, storage and disposal of hazardous materials. The Company is currently in compliance with all such regulations.

       WATER SUPPLY
       The water supplies for Dominguez come from its own groundwater wells plus two wholesalers of imported water.

       All service areas obtain either a portion of or all of their supply from groundwater wells. The quantity that the South Bay division is allowed to pump over a year's time is fixed by court adjudication. The adjudication established distinct groundwater basins which are managed by a court appointed watermaster. The groundwater management fixes the safe yield of the basins and ensures the replenishment of the basins by utilizing impounded storm water, treated recycled water and purchased water when necessary. Groundwater basins have not been adjudicated in the Subsidiaries.

       The South Bay division and Leona Valley service area of Antelope Valley purchase water from wholesalers to supplement groundwater. The South Bay division purchases imported water from the Metropolitan Water District (MWD) of Southern California. The Leona Valley service area purchases its imported water from Antelope Valley - East Kern Water Agency (AVEK). Both of these wholesale suppliers obtain water from the California State Water Project (SWP), and MWD also obtains water from the Colorado River.

       Long-term imported water supplies are dependent upon several factors. Dominguez' future dependency on imported water will be subject to the availability and usage of recycled water in the region as well as customer's long-term water conservation efforts. Dominguez has and will continue to promote long-term water conservation efforts and will advance the use of recycled water, when available.

       Dominguez anticipates that recycled water will be available from West Basin by December 1999. At that time, Dominguez will offer the recycled water (that is priced lower than potable water) to its customers. The availability of recycled water will reduce Dominguez' demand for imported water, the availability of which may be uncertain in the future. Reduced imported water supplies and annual population growth could create future drought conditions in Southern California; how-

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                 --

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ever, Dominguez believes that the availability of recycled water will significantly mitigate the impact of future droughts in the Dominguez service area.

       Legislative actions continue to play a role in the long-term availability of water for Southern California. The amount of SWP water available from Northern California and water imported from the Colorado River may be significantly reduced around the beginning of the next century. Future drought conditions may require water rationing by all water agencies, including Dominguez.

       ACCOUNTING STANDARDS
       The Company currently applies accounting standards that recognize the economic effects of rate regulation and record regulatory assets and liabilities related to water distribution operations. If rate recovery of water-related costs becomes unlikely or uncertain, whether due to competition or regulatory action, these accounting standards may no longer apply. This change could result in the write-off of costs in an amount that could be material. However, based on a current evaluation of the various factors and conditions that are expected to affect future cost recovery, management believes that its regulatory assets are probable of future recovery.

       During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 129 "Disclosure of Information about Capital Structure." The Company's stock option plan has authorized up to 75,000 options for future grants. As of December 31, 1997, 25,800 options were granted at an average exercise price of $16.33. None of the options are exercisable as of December 31, 1997.

       In 1997, the Company implemented SFAS No. 128 "Earnings Per Share," which required a change in the method for calculating basic and diluted earnings per share. The adoption of this standard did not result in a restatement of previously reported earnings per share.

       YEAR 2000
       The Company has reviewed its computer systems, and at December 31, 1997, all systems are year 2000 compliant.

       RESULTS OF OPERATIONS 1997 COMPARED TO 1996
       Operating revenue totaled $26,818,000 for 1997, an increase of $2,113,000, or 8.6%, over the $24,705,000 recorded for 1996. The increased revenue is due to higher sales to industrial customers and higher rates in the South Bay to cover the higher cost of imported water. Industrial sales increased by $1,419,000, or 13.8%.

       Operating expenses before taxes increased by $1,907,000, or 9.2%, primarily due to an increase in the cost of water. Additional water was purchased from West Basin to cover the increased water sales. The overall margin on water sales decreased from 52% to 47% due to additional water purchased. Operations and maintenance costs decreased by $476,000, or 6.3%.

       Other income increased by $108,000, or 24%, due to increased activity in the transfer of water right leases.

       Interest costs increased by $99,000, or 15%, due to additional borrowings for capital improvements during 1997.

       Net income increased $40,000, or 2%, due to the reasons mentioned above. Earnings per share on common equity increased from $1.31 to $1.34. The Company raised its annual dividend to common shareholders to $.87 in 1997 from $.83 in 1996, an increase of 4.8%.

       Effective January 2, 1998, the Company split its common stock three-for-two for shareholders of record on December 15, 1997. The Company paid cash in lieu of issuing fractional shares based on the closing price as of December 15, 1997. The par value of the common stock remained unchanged. Financial data in this report is adjusted to reflect the change.

       RESULTS OF OPERATIONS 1996 COMPARED TO 1995
       Operating revenue totaled $24,705,000 for 1996, a decrease of $781,000, or 3%, from the $25,486,000 recorded for 1995. The decreased revenues are due to lower sales to industrial customers, which were partially offset by higher residential sales. Industrial sales dropped by $1,480,000, or 18%. Total residential sales were up by $982,000, or 6%.

       Operating expenses before taxes decreased by $631,000, or 2.9%, a combination of lower water costs and higher operation and maintenance costs. In 1996, water costs decreased as the South Bay division was able to purchase less imported water from West Basin due to increased pumping of its

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                    --

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

wells. The overall margin on water sales improved from 49% to 52% due to fewer water sales to large industrial customers at a lower tariff water rate. Operations and maintenance costs increased by $538,000, or 7.7%, due primarily to increases in consulting costs.

       Other income increased by $310,000. Income from the transfer of water right leases increased by $243,000 for the year. Sale of Hydro-Metric resulted in a gain of $39,000.

       Interest costs decreased by $24,000, or 3.6%, due to the retirement of the Series G bonds in 1995.

       Net income increased $28,000, or 1.5%, due to improved margins on water sales and other income. Earnings per share on common equity increased from $1.29 to $1.31 for the reasons stated above. The Company raised its annual dividend to common shareholders from $0.77 in 1995 to $0.83 in 1996, an increase of 7.8%.

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

       Operating expenses before taxes increased by $1,957,000, or 10.1%, largely due to a $2,031,000, or 18.3%, increase in the cost of water. Higher water costs are due primarily to increased costs of purchased water and higher water sales. Operations and maintenance costs decreased by $103,000, or 1.4%, due mostly to the reversal of accrued litigation costs.

       Other income decreased by $109,000, or 40.7%, due to less income from the transfer of water right leases.

       Interest costs decreased by $31,000, or 4.3%, due to the retirement of the Series G bonds in 1995.

       Net income increased $21,000, or 1.0%, due to higher water sales and lower expenses as previously stated. Earnings per share on common equity increased from $1.28 to $1.29. The Company raised its annual dividend to common shareholders from $0.73 in 1994 to $0.77 in 1995, an increase of 5.4%.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                       --

                         ELEVEN YEAR STATISTICAL REVIEW

FOR THE YEARS ENDED DECEMBER 31,                  1997        1996        1995        1994
---------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS: (DOLLARS IN THOUSANDS)
        Operating revenue                       $  26,818   $  24,705   $  25,486   $  23,569
        Operating expenses (before taxes)          22,652      20,745      21,376      19,419
        Income taxes                                1,385       1,314       1,177       1,340
        Other taxes                                   552         448         455         432
        Other expense                                  40          33           7          29
        Other income                                 (590)       (475)       (165)       (297)
        Interest cost                                 758         659         683         714
        Net income                                  2,021       1,981       1,953       1,932
        Dividends paid                              1,306       1,247       1,170       1,110
        Reinvested in the business                    715         734         783         822

PER COMMON SHARE DATA:*
        Earnings-Basic and diluted              $    1.34   $    1.31   $    1.29   $    1.28
        Dividends                               $    0.87   $    0.83   $    0.77   $    0.73
        Payout percentage                           64.68%      63.00%      60.00%      57.50%
        Book value                              $   10.85   $   10.37   $    9.89   $    9.35
        Return on common equity (average)           12.60%      13.00%      13.40%      14.10%
        Number shares outstanding               1,506,512   1,506,512   1,506,512   1,506,512
        Year end market price                   $   21.50   $   15.00   $   12.33   $   11.17
        Market to book ratio at year-end            198.2%      144.6%      124.7%      119.4%

BALANCE SHEET DATA: (DOLLARS IN THOUSANDS)
        Gross utility plant                     $  63,510   $  60,069   $  57,271   $  55,406
        Net utility plant                          46,020      43,544      41,358      40,022
        Non-utility plant                             110          49          67          67
        Total Assets                               51,661      46,875      45,295      44,652

CAPITALIZATION: (DOLLARS IN THOUSANDS)
        Long-term debt                          $  11,194   $   7,036   $   7,273   $   7,326
        Preferred stock                                 -           -          98          98
        Common equity                              16,341      15,626      14,896      14,092
        Total capitalization                       27,535      22,662      22,267      21,516
        Interim debt                                    -         800           -           -

CAPITALIZATION RATIOS:
        Long-term debt                              40.65%      31.00%      32.70%      34.00%
        Preferred stock                                 -           -        0.40%       0.50%
        Common equity                               59.35%      69.00%      66.90%      65.50%
        Total                                      100.00%     100.00%     100.00%     100.00%

OTHER UTILITY STATISTICS:
        Customers at year end                      37,636      36,882      36,739      36,371
        Average revenue per customer            $  638.37   $  650.92   $  665.70   $  619.90
        Water sales (millions of gallons)          12,362      11,481      12,371      12,071
        Utility employees                              73          77          78          76

*ADJUSTED TO REFLECT 3-FOR-2 STOCK SPLIT EFFECTED JANUARY 1998.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                          --

FOR THE YEARS ENDED DECEMBER 31,                  1993        1992        1991        1990        1989        1988        1987
---------------------------------------------------------------------------------------------------------------------------------
        Operating revenue                       $  22,193   $  21,813   $  18,706   $  19,139   $  20,359   $  19,409   $  17,423
        Operating expenses (before taxes)          18,139      18,327      15,677      15,869      16,855      16,054      14,117
        Income taxes                                1,243       1,031         807       1,087       1,110       1,050       1,042
        Other taxes                                   406         397         323         321         330         320         302
        Other expense                                  20          17          32          41          18          51          65
        Other income                                 (353)        (85)        (73)       (186)        (38)        (64)       (275)
        Interest cost                                 732         586         606         633         577         569         649
        Net income                                  2,006       1,540       1,334       1,374       1,507       1,429       1,523
        Dividends paid                              1,070       1,009         989         965         940         884         827
        Reinvested in the business                    936         531         345         409         567         545         696

PER COMMON SHARE DATA:*
        Earnings-Basic and diluted              $    1.33   $    1.02   $    0.88   $    0.91   $    0.98   $    0.95   $    1.01
        Dividends                               $    0.71   $    0.67   $    0.65   $    0.64   $    0.61   $    0.57   $    0.53
        Payout percentage                           53.50%      65.40%      74.20%      70.10%      62.60%      60.60%      53.00%
        Book value                              $    8.82   $    8.19   $    7.85   $    7.60   $    7.32   $    6.72   $    6.35
        Return on common equity (average)           15.60%      12.80%      11.40%      12.20%      14.00%      14.50%      16.50%
        Number shares outstanding               1,506,512   1,506,512   1,506,512   1,497,555   1,497,555   1,469,430   1,469,430
        Year end market price                   $   14.00   $   10.83   $   10.00   $    9.50   $    9.83   $   10.00   $   10.33
        Market to book ratio at year-end            158.7%      132.2%      127.4%      125.0%      134.3%      148.8%      162.6%

BALANCE SHEET DATA: (DOLLARS IN THOUSANDS)
        Gross utility plant                     $  52,260   $  51,037   $  50,161   $  46,710   $  45,205   $  41,536   $  39,475
        Net utility plant                          37,977      37,511      33,793      31,713      31,233      28,714      27,170
        Non-utility plant                              51         105         105         104         101          93          87
        Total Assets                               42,662      40,275      39,596      37,477      36,513      33,516      31,242

CAPITALIZATION: (DOLLARS IN THOUSANDS)
        Long-term debt                          $   7,493   $   7,657   $   3,829   $   3,766   $   4,059   $   4,583   $   5,062
        Preferred stock                                98          98          98         126         142         784         810
        Common equity                              13,284      12,348      11,817      11,383      10,968       9,877       9,329
        Total capitalization                       20,875      20,103      15,744      15,275      15,169      15,244      15,201
        Interim debt                                    -           -       3,375       2,725         950           -       1,150

CAPITALIZATION RATIOS:
        Long-term debt                              35.90%      38.10%      24.30%      24.70%      26.80%      30.10%      33.30%
        Preferred stock                              0.50%       0.50%       0.60%       0.80%       0.90%       5.10%       5.30%
        Common equity                               63.60%      61.40%      75.10%      74.50%      72.30%      64.80%      61.40%
        Total                                      100.00%     100.00%     100.00%     100.00%     100.00%     100.00%     100.00%

OTHER UTILITY STATISTICS:
        Customers at year end                      36,107      36,043      35,949      34,444      34,189      32,765      32,403
        Average revenue per customer            $  561.27   $  481.35   $  423.35   $  490.32   $  501.95   $  520.58   $  488.80
        Water sales (millions of gallons)          11,359      11,731      10,906      12,957      13,339      13,237      11,794
        Utility employees                              75          69          71          64          56          51          51

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                             --

                          CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)                                                                   DECEMBER 31,         1997          1996
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
       Property, plant and equipment (Note 1)
              Utility plant                                                                             $   61,571    $   59,016
              Non-utility plant                                                                                110            49
                                                                                                        ------------------------
                                                                                                            61,681        59,065
              Less: accumulated depreciation                                                                22,257        21,080
                                                                                                        ------------------------
                                                                                                            39,424        37,985
              Land and land rights                                                                             544           487
              Water rights and other intangible assets                                                         140           139
              Construction work in progress                                                                  1,255           427
                                                                                                        ------------------------
                     Total property, plant and equipment                                                    41,363        39,038

       Cash and cash equivalents including restricted cash of $503 in 1997 and
         $499 in 1996 (Note 1)                                                                               2,154           711
       Accounts receivable
              Customers, less an allowance for doubtful accounts of $301 in 1997
               and $285 in 1996                                                                              2,098         1,629
              Unbilled revenues                                                                                973           909
              Other                                                                                            324           179
       Materials and supplies, at average cost                                                                  39            46
       Prepayments and other                                                                                   772           777
       Production cost balancing account (Note 1)                                                              272           320
       Deferred tax assets (Notes 1 & 9)                                                                       530           426
                                                                                                        ------------------------
                     Total current assets                                                                    7,162         4,997

       Notes receivable                                                                                        122           130
       Investment in and loan to Chemical Services Company (Note 10)                                           750           350
       Prepaid taxes and others (Note 1)                                                                     1,190         1,357
       Deferred charges, less accumulated amortization of $58 in 1997 and $97 in 1996 (Note 1)                 235           165
       Income tax related deferred charges (Notes 1 & 9)                                                       839           838
                                                                                                        ------------------------
       Total Assets                                                                                     $   51,661    $   46,875
                                                                                                        ------------------------
                                                                                                        ------------------------

CAPITALIZATION AND LIABILITIES:
       Common shareholders' equity
              Common shares: (Note 14)
              Par value $1
              Authorized: 4,000,000 shares
              Issued: 1,506,512 shares                                                                  $    1,506    $    1,506
              Paid-in capital (Note 14)                                                                      2,006         2,006
              Retained earnings (Note 3)                                                                    12,829        12,114
                                                                                                        ------------------------
                     Total common shareholders' equity                                                      16,341        15,626
       Long-term debt (Note 4)                                                                              11,194         7,036
                                                                                                        ------------------------
                     Total capitalization                                                                   27,535        22,662

       Current maturities of long-term debt (Note 4)                                                            64           849
       Accounts payable                                                                                      3,156         2,260
       Interim debt (Note 5)                                                                                     -           800
       Current portion of advances for construction (Note 6)                                                   187           169
       Accrued interest                                                                                          -            60
       Other accrued expenses                                                                                1,405         1,208
       Income taxes (Notes 1 & 9)                                                                              134           236
                                                                                                        ------------------------
                     Total current liabilities                                                               4,946         5,582

       Advances for construction (Note 6)                                                                    5,329         5,236
       Contributions in aid of construction (Note 7)                                                         6,118         6,076
       Deferred income taxes (Notes 1 & 9)                                                                   3,813         3,617
       Unamortized investment tax credit (Note 1)                                                              277           287
       Accrued pension cost (Note 8)                                                                           999           959
       Deferred credits                                                                                      2,644         2,456
                                                                                                        ------------------------
       Total Capitalization and Liabilities                                                             $   51,661    $   46,875
                                                                                                        ------------------------
                                                                                                        ------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                --

       CONSOLIDATED STATEMENTS OF INCOME AND COMMON SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             FOR THE YEARS ENDED DECEMBER 31,         1997        1996         1995
--------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
       Operating revenue                                                                     $   26,818   $  24,705    $  25,486
                                                                                             -----------------------------------
       Operating expenses:
              Purchased water                                                                    10,235       7,797       11,204
              Other production costs                                                              4,030       4,119        1,913
              Operations                                                                          6,060       6,469        6,006
              Maintenance                                                                           986       1,053          978
              Depreciation                                                                        1,341       1,307        1,275
              Taxes:
                     Property                                                                       298         289          277
                     Other                                                                          254         159          179
                     Income taxes (Notes 1 & 9)                                                   1,385       1,314        1,177
                                                                                             -----------------------------------
                            Total operating expenses                                             24,589      22,507       23,009
                                                                                             -----------------------------------

       Operating income                                                                           2,229       2,198        2,477
       Other income (expense):
              Interest and amortization of debt expense                                            (758)       (659)        (683)
              Water rights                                                                          438         338           95
              Other                                                                                 112         104           64
                                                                                             -----------------------------------
              Net income                                                                     $    2,021   $   1,981    $   1,953
                                                                                             -----------------------------------
                                                                                             -----------------------------------

       Earnings per common share - basic and diluted                                         $     1.34   $    1.31    $    1.29
                                                                                             -----------------------------------
                                                                                             -----------------------------------

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
       Common shares (Note 14)                                                               $    1,506   $   1,506    $   1,506
                                                                                             -----------------------------------

       Paid-in-capital: (Note 14)
              Beginning balance                                                                   2,006       2,010        1,989
                     Redemption of preferred stock                                                    -          (4)           -
                     Purchase of Lakeland Water Company                                               -           -           21
                                                                                             -----------------------------------
              Ending balance                                                                      2,006       2,006        2,010
                                                                                             -----------------------------------

       Retained Earnings:
              Beginning balance                                                                  12,114      11,380       10,597
                     Net income                                                                   2,021       1,981        1,953
                     Cash dividends
                            Preferred stock, Class A $1.25 per share                                  -          (1)          (5)
                            Common stock:
                                   1997 - $0.87 per share                                        (1,306)          -            -
                                   1996 - $0.83 per share                                             -      (1,246)           -
                                   1995 - $0.77 per share                                             -           -       (1,165)
                                                                                             -----------------------------------
              Ending balance                                                                     12,829      12,114       11,380
                                                                                             -----------------------------------

       Total common shareholders' equity                                                     $   16,341   $  15,626    $  14,896
                                                                                             -----------------------------------
                                                                                             -----------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                   --

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)                                     FOR THE YEARS ENDED DECEMBER 31,        1997        1996         1995
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                                              $  2,021    $  1,981    $   1,953
       Adjustments to reconcile net income to net cash provided
         by operating activities:
              Depreciation and amortization                                                       1,355       1,321        1,291
              Deferred income taxes and investment tax credits                                      186         207          134
              Change in assets and liabilities:
                     Customer receivable, net                                                      (469)       (106)         102
                     Other receivable                                                              (145)        367          341
                     Materials and supplies                                                           7          48            7
                     Notes receivable                                                                 8           7            6
                     Income tax related deferred charges                                             (1)        308          (51)
                     Accounts payable                                                               896        (767)         244
                     Income taxes                                                                  (102)        102         (114)
                     Accrued pension cost                                                            40        (155)        (209)
                     Other, net                                                                     344         150         (627)
                                                                                               ---------------------------------
                            Net cash provided by operating activities                             4,140       3,463        3,077
                                                                                               ---------------------------------
                                                                                               ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Capital expenditures                                                                      (3,580)     (3,490)      (2,622)
       Purchase of Chemical Services Company                                                          -        (350)           -
       Purchase of subsidiaries                                                                    (312)          -            -
                                                                                               ---------------------------------
                            Net cash (used for) investing activities                             (3,892)     (3,840)      (2,622)
                                                                                               ---------------------------------
                                                                                               ---------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from advances for construction                                                      347         219          287
       Proceeds from contributions in aid of construction                                           170         301          178
       Repayment of advances for construction                                                      (189)       (182)        (197)
       Issuance of First Mortgage Bond                                                            5,000           -            -
       Repayment of long-term debt                                                               (2,090)       (283)        (291)
       Working cash loan to Chemical Services Company                                              (400)          -            -
       Proceeds from the Department of Water Resources loans                                        463         814            -
       Preferred stock redemption                                                                     -         (98)           -
       Proceeds from and (repayment of) interim debt                                               (800)        800            -
       Dividends paid                                                                            (1,306)     (1,247)      (1,170)
                                                                                               ---------------------------------
                            Net cash provided by (used for) financing activities                  1,195         324       (1,193)
                                                                                               ---------------------------------
                                                                                               ---------------------------------

       Net increase (decrease) in cash                                                            1,443         (53)        (738)
       Cash at beginning of year                                                                    711         764        1,502
                                                                                               ---------------------------------
       Cash at end of year                                                                     $  2,154    $    711    $     764
                                                                                               ---------------------------------
                                                                                               ---------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                      --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       NOTE 1
       SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES
       PRINCIPLES OF CONSOLIDATION:
       The consolidated financial statements include the accounts of Dominguez Services Corporation (the "Company"), Dominguez Water Company ("Dominguez") and its subsidiaries thereof. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These principles also require disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       The Company and its subsidiaries operate in the water services industry. All significant intercompany transactions have been eliminated. The subsidiaries maintain their accounts in accordance with the uniform system of accounts prescribed by the California Public Utilities Commission (CPUC).

       REVENUES:
       Water service revenues are recognized on an accrual basis. The unbilled revenue accrual is based on estimated usage from the latest meter reading to the end of the accounting period.

       PROPERTY, PLANT AND EQUIPMENT:
       Utility plant is carried at historical cost with subsequent additions at cost or donor's basis, which approximates cost, less cost of retirements, sales and abandonments. Water rights are stated at the nominal amount of $1 plus purchased water rights at cost and past expenditures in connection with litigation in defense thereof. Depreciation of utility plant for financial statement purposes is computed using the CPUC remaining life accrual method. Under this method, composite straight-line depreciation rates are determined by periodic estimates of average remaining life of all utility plant assets. Costs of abandonment and salvages are charged or credited to accumulated depreciation. The effective composite depreciation rate was 2.9% in 1997 and 1996. Costs of maintenance and repairs are charged to operations; renewals and betterments are generally capitalized in the property accounts.

       PREPAID TAXES AND OTHERS:
       During 1987 through 1996, contributions in aid of construction and advances for construction were taxable for Federal and state income tax purposes. The Company has paid these taxes and recorded deferred taxes in these consolidated financial statements. These taxes will be recovered over the tax life of the assets for contributions and the life of the contracts for advances.

       DEFERRED CHARGES:
       Debt expense on bonds is being amortized based on the percentage of the principal amount outstanding over the term of the debt.

       PRODUCTION COST BALANCING ACCOUNT:
       The Company records over or undercollections of production costs when incurred in its books of accounts and financial statements based on the regulatory treatment afforded these costs. As of December 31, 1997 and 1996, the balancing account reflected an undercollection of $272,000 and $320,000, respectively.

       INVESTMENTS:
       The Company assumes all investments with maturities of three months or less to be cash equivalents. Investments in entities that are 50% or less owned are accounted for by the equity method.

       INCOME TAXES:
       The Company provides deferred income taxes for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements.

       Investment Tax Credits (ITC) have been deferred and are being amortized as reductions to income tax expense proportionately over the lives of the properties giving rise to the credits.

       REGULATORY ASSETS:
       The Company currently applies accounting standards that recognize the economic effects of rate regulation and record regulatory assets and liabilities related to water distribution operations. If rate recovery of water-related costs becomes unlikely or uncertain, whether due to competition or regulatory action, these accounting standards may no longer apply. This change could result in the write-off of costs in an amount that could be material. However, based on a current evaluation of the various factors and conditions that are expected to affect future cost recovery, management believes that its regulatory assets are probable of future recovery.

       RESTRICTED CASH:
       Restricted cash represents surcharge proceeds plus interest earned, which is restricted to the payment of principal and interest on the California Safe Drinking Water Bonds.

       RECLASSIFICATIONS:
       The 1997 and 1996 consolidated financial statements include certain reclassifications necessary to conform to current year presentation.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                         --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       NOTE 2
       CAPITAL STRUCTURE
       During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 129 "Disclosure of Information about Capital Structure." The Company's stock option plan has authorized up to 75,000 options for future grants. As of December 31, 1997, 25,800 options were granted at an average exercise price of $16.33. None of the options are exercisable as of December 31, 1997.

       NOTE 3
       RESTRICTIONS ON DIVIDENDS
       Under the terms of its long-term debt agreements, Dominguez is limited in its payment of dividends (other than stock dividends) on all classes of stock to the net income accrued subsequent to December 31, 1992, plus the sum of $3,000,000. The approximate unrestricted earnings available for dividend payments amounted to $6,976,000 as of December 31, 1997. The Company's available dividends to its shareholders are substantially dependent on the availability of dividends from Dominguez to the Company.

       NOTE 4
       LONG-TERM DEBT
       Under a trust indenture dated August 1, 1954, and twelve supplemental indentures, the Company pledged substantially all its property, water rights, and materials and supplies as collateral under the bonds. At December 31, 1997 and 1996, long-term debt outstanding was:

CARRYING AMOUNT (DOLLARS IN THOUSANDS)        1997        1996
--------------------------------------------------------------
First Mortgage Bonds:
Series F, 8% due 1997                     $      -    $    756
Series H, 9.375% due 1998                        -       1,290
Series J, 8.86% due 2022                     4,000       4,000
Series K, 6.94% due 2012                     5,000           -
                                          --------------------
Total First Mortgage Bonds                $  9,000    $  6,046
                                          --------------------

Small Business Administration Loan:
4% - due 2000                             $     26    $     39
                                          --------------------

Department of Water Resources Loan:
Under the California Safe Drinking
    Water Bond Act of 1976
7.4% - due 2020                           $    471    $    478
7.4% - due 2011                                286         304
7.4% - due 2013                                198         204
3.0% - due 2032                                790         547
3.4% - due 2027                                487         267
                                          --------------------
Total Bonds & Notes                       $ 11,258    $  7,885
Less: Current Maturities                        64         849
                                          --------------------
Total Long Term Debt                      $ 11,194    $  7,036
                                          --------------------
                                          --------------------

       Aggregate maturities for the five years commencing with 1998 are approximately $64,000 (1998), $66,000 (1999), $65,000 (2000), $62,000
(2001) and $65,000 (2002).

       NOTE 5
       INTERIM DEBT
       The Company maintained an available line of credit of $4,470,000 in 1997 and $3,000,000 in 1996 with Bank of America. As of December 31, 1997, there were no borrowings outstanding. At the end of 1996, $800,000 was outstanding. The Company intends to renew the line of credit, which expires in June 1998. Borrowing bears interest at the preference lending rate.

       NOTE 6
       ADVANCES FOR CONSTRUCTION
       Advances for construction of main extensions are primarily refundable to depositors over a 20 or 40 year period. Refund amounts under the 20-year contracts are based on annual revenues from the extension. Balances at the end of the contract period are refunded in five equal annual installments. Beginning in June 1982, contracts provided for full refund at a 2-1/2% rate per year for 40 years. Estimated refunds for 1998 for all main extension contracts are $187,000.

       NOTE 7
       CONTRIBUTIONS IN AID OF CONSTRUCTION
       Contributions in aid of construction are donations or contributions in cash, services or property from governmental agencies or individuals for the purpose of constructing utility facilities. Depreciation applicable to such plants is charged to the contributions in aid account rather than to depreciation expense.

       The charges continue until the cost applicable to such properties has been fully depreciated or the asset has been retired.

(DOLLARS IN THOUSANDS)                        1997        1996
--------------------------------------------------------------
Beginning Balance                         $  6,076    $  6,056
Add net contributions during the year          232         236
Deduct depreciation for the year charged
    on plant acquired through donations       (190)       (216)
                                          --------------------
Ending Balance                            $  6,118    $  6,076
                                          --------------------
                                          --------------------

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                            --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       NOTE 8
       EMPLOYEE BENEFITS
       PENSION PLAN:
       The Company provides a qualified defined benefit plan for all its full-time employees. Benefits under this plan reflect the employee's compensation, years of service and age at retirement. Funding is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended.

       Pension costs are determined in accordance with SFAS No. 87, including the use of the projected unit credit actuarial cost method. For rate making purposes, the Company recovers pension expense based on the method in place prior to SFAS No. 87.

       The components of the 1997, 1996 and 1995 provisions are summarized as below:

(DOLLARS IN THOUSANDS)            1997        1996        1995
--------------------------------------------------------------
Service cost
    (including expense)       $    433    $    501    $    498
Interest cost                      676         638         574
Actual return on assets         (1,472)     (1,164)     (1,111)
Amortization of unrecognized
    net asset                      (58)        (58)        (58)
Unrecognized net gain              608         446         498
                              --------------------------------
Net pension cost              $    187    $    363    $    401
                              --------------------------------
                              --------------------------------

       The obligations for pension benefits and the amount recognized in the Consolidated Balance Sheets are reconciled as follows:

(DOLLARS IN THOUSANDS)                        1997        1996
--------------------------------------------------------------
Plan assets, at fair value,
    invested in stocks and bonds          $ 11,726    $ 10,503
Actuarial present value of projected
    benefit obligation                     (10,155)     (9,015)
                                          --------------------
Plan assets in excess of projected
    benefit obligation                    $  1,571    $  1,488

Unrecognized prior service cost                172         186
Unrecognized net asset                        (233)       (292)
Unrecognized net gain                       (2,509)     (2,341)
                                          --------------------
Accrued pension cost                      $   (999)   $   (959)
                                          --------------------
                                          --------------------

Discount rate                                7.50%       7.50%
Rate of compensation increase                4.50%       4.50%
Expected return on assets                    7.50%       7.50%

       The accumulated benefit obligation of $8,693,000 at December 31, 1997, including vested benefits of $7,983,000, represents the present value of future pension benefit payments and is based on the Plan's benefit formulas without considering expected future salary increases. The projected benefit obligation considers future salary increases.

       POST-RETIREMENT BENEFITS
       OTHER THAN PENSIONS:
       The Company charges the costs associated with its post-retirement benefits other than pensions to expense during the employees' years of service. The Company is amortizing its $588,000 transition obligation related to prior service over 20 years.

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

       The components of post-retirement benefits other than pensions expense were:

(DOLLARS IN THOUSANDS)                   1997       1996       1995
-------------------------------------------------------------------
Service cost for benefits earned         $ 35       $ 39       $ 39
Interest cost                              40         47         45
Actual return on assets                   (47)       (52)        (1)
Amortization of losses from
    prior periods                         (18)        (5)        (6)
Amortization of transition obligation      28         28         28
Deferred gain (loss)                       15         30        (15)
                                         --------------------------
Total                                    $ 53       $ 87       $ 90
                                         --------------------------
                                         --------------------------

       The assumed rate of future increases in the per-capita cost of health care benefits is 6.5%. Increasing the health care cost trend rate by one percentage point would increase the accumulated obligation as of December 31, 1997, from $654,000 to $725,000, a $71,000 increase, and annual aggregate service and interest costs from $75,000 to $89,000, a $14,000 increase. The actuarial assumptions used were discount rates of 7.25% at December 31, 1997, and 7.5% at January 1, 1997, and an expected long-term rate of return on plan assets of 7.25% and 7.5% respectively.

       The Company also offers its employees a 401(k) plan. Employees make all contributions under the plan.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                               --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       STOCK-BASED COMPENSATION PLANS:
       The Company's 1997 Stock Incentive Plan ("the Plan") was adopted by the Board on February 25, 1997, and contains provisions for four types of awards:
(i) stock options to purchase shares of the Company's common stock, (ii) payment of awards earned under the Company's Annual Incentive Plan (AIP) in shares of stock, (iii) issuance of restricted stock, and (iv) payment of dividend equivalents which, at the discretion of the Committee, may be granted in conjunction with stock options or restricted stock awards to provide cash payments prior to the time the option is exercised or the shares are vested.

       SFAS No. 123 "Accounting for Stock-Based Compensation," if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of the accounting requirements under SFAS No. 123 is optional, however, pro forma disclosures as if the Company had adopted the cost recognition method are required. Had compensation cost for stock options awarded under this plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have reflected the following pro forma amounts:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)        1997        1996
---------------------------------------------------------------------
Net Income
    As Reported                                  $  2,021    $  1,981
    Pro Forma                                       2,018         N/A

Earnings Per Share, Basic and Diluted:
    As Reported                                   $  1.34      $ 1.31
    Pro Forma                                        1.34        1.31

       The Company may grant up to 75,000 options under the Plan. The Company has granted 25,800 through December 31, 1997. The options are issued at fair market value with exercise prices equal to the Company's stock price at the date of grant. Options vest over a four-year period; are exercisable in whole or in installments; and expire ten years from date of grant.

       A summary of the status of the Company's stock option plan at December 31, 1997 and changes during the year then ended is presented in the table and narrative below:

                                                      WTD AVG
                                            SHARES    EX PRICE
--------------------------------------------------------------
Outstanding at beginning of year                 -         n/a
Granted                                     25,800    $  16.33
Exercised                                        -         n/a
Forfeited/Expired                                -         n/a
Outstanding at end of year                  25,800    $  16.33

Exercisable at end of year                       -         n/a
Weighted average fair value of
  options granted                                     $   1.52

AMOUNT SHOWN REFLECTS THE 3-FOR-2 STOCK SPLIT EFFECTED JANUARY 1998.

       All of the options outstanding at December 31, 1997, have an exercise price of $16.33 and a weighted average remaining contractual life of 9.48 years. None of the options are exercisable as of December 31, 1997.

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions used for the grants in fiscal 1997: weighted average risk-free interest rate of 6.59%; weighted average volatility of 17.82%; expected life of 10 years; and a weighted average dividend yield of 7.34%.

       NOTE 9
       INCOME TAXES
       The Company utilizes SFAS No. 109 "Accounting for Income Taxes," which requires the recognition of deferred taxes for all temporary differences between book and tax income.

       CURRENT AND DEFERRED TAXES:
       Income tax expense includes the current tax liability from operations and the change in deferred income taxes during the year. Investment tax credits are amortized over the life of related properties.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                                  --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The components of the net accumulated deferred income tax liabilities were:

(DOLLARS IN THOUSANDS)                        1997        1996
--------------------------------------------------------------
Deferred tax assets:
Pension plan                              $    447    $    450
Other                                          724         615
                                          --------------------
Total deferred tax assets                 $  1,171    $  1,065
                                          --------------------

Deferred tax liabilities:
Depreciation                              $  3,284    $  3,031
Property-related                             1,200       1,250
Other                                          (30)        (25)
                                          --------------------
Total deferred tax liabilities            $  4,454    $  4,256
                                          --------------------

Net accumulated deferred income taxes     $  3,283    $  3,191
Classification of accumulated deferred
    income taxes:
Included in current assets                     530         426
                                          --------------------
Included in deferred taxes                $  3,813    $  3,617
                                          --------------------
                                          --------------------

       The current and deferred components of income tax expense were:

(DOLLARS IN THOUSANDS)            1997        1996        1995
--------------------------------------------------------------
Current income taxes:
Current Federal               $    814    $    887    $    842
Current state                      266         276         271
Investment tax credit              (10)        (12)        (12)
                              --------------------------------
Total current taxes           $  1,070    $  1,151    $  1,101
                              --------------------------------
                              --------------------------------

Deferred income taxes:
Depreciation                  $    296    $    282    $    267
Contributions and advances           -        (156)       (158)
Pension plan                         -           -           -
Other                               19          37         (33)
                              --------------------------------
Total deferred taxes          $    315    $    163    $     76
                              --------------------------------
                              --------------------------------

       A reconciliation of the federal statutory income tax rate to the effective rate is presented below:

                                  1997        1996        1995
--------------------------------------------------------------
Expected income tax expense        34%         34%        34%
State income taxes                  5%          6%         6%
Abandonments                         -         (1%)       (2%)
Other                               2%          1%          -
                                   --------------------------
Total                              41%         40%        38%
                                   --------------------------
                                   --------------------------

       The Company has no net operating loss carryforward at December 31, 1997.

       NOTE 10
       NEW BUSINESS AND DISPOSITIONS
       BUSINESS INVESTMENTS:
       On December 20, 1996, DSC Investments, the non-regulated subsidiary of the Company, invested $350,000 in Chemical Services Company ("CSC") and acquired a 20% equity ownership interest with the option to acquire an additional 40% over the next 5 years. Under its investment agreements with CSC, the Company is obligated to provide working cash and long-term financing for the leasing of chlorine generators to CSC subject to the financial condition of CSC. The maximum loan balances for the following calendar years are $2,500,000 (1998), $3,000,000 (1999), $3,500,000 (2000) and $3,500,000 (2001). As of December 31,
1997, the Company had $400,000 in outstanding loans to CSC.

       In December 1997, the Company entered into an agreement with West Basin Municipal Water District ("West Basin") and ARCO. Under the terms of the agreement, Dominguez will sell ARCO recycled water purchased from West Basin for the same cost of water margin that Dominguez would otherwise have received providing ARCO with potable water. The Company is expected to commit funds up to $2,000,000 by December 1999 to construct recycled water facilities in its South Bay service area.

       ACQUISITIONS:
       In 1997, the Company acquired water systems in the Kern River Valley Water Area as follows:

       In June, the Company purchased the assets of the Countrywood Water Company, a mutual water system, serving 97 customers. In October, the Company purchased the assets of the Southlake Water Company, an investor-owned water system, serving 509 customers. In December, the Company purchased the assets of the Quail Valley Mutual Water Company, a mutual water system, serving 54 customers. Also in December, the Company purchased the assets of the Juniper Hills Mutual Water Corporation, a mutual water system, serving 41 customers.

       All acquisitions completed in 1997 were accounted for using the purchase method of accounting.

       SALE OF BUSINESS:
       On April 26, 1996, the Company sold to a former employee the remaining assets of Hydro-Metric Services in exchange for a two-year note receivable with an outstanding balance of $15,000 as of December 31, 1997. The sale resulted in a gain of $39,000.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                                        --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       NOTE 11
       BUSINESS RISKS AND CONCENTRATION
       OF SALES
       Forty-six percent of the Company's water supply comes from its own groundwater wells, and fifty-four percent comes from wholesalers of imported water. The long term availability of imported water supplies are dependent upon several factors. Drought conditions throughout the state, increases in population, tightening of water quality standards and legislation may reduce water supplies. At this time, the Company does not anticipate any constraints on its imported water supplies due primarily to above-average precipitation in prior years. The Company is taking steps to reduce its dependence on imported water supplies, including working with the West Basin to bring recycled water into its South Bay service area. The Company continues to drill new wells in order to enable it to utilize its total adjudicated groundwater rights.

       The Company's utility operations are engaged in supplying water to the public. The Company's utility operations are subject to regulation by various government agencies. The water quality is regulated by the United States Environmental Protection Agency (EPA) and the California Department of Health Services (DHS). Both groundwater and purchased water are subject to extensive analysis. With occasional minor exceptions, the Company meets all current primary water standards. One of Dominguez' subsidiary water systems exceeded the state and Federal standard for radioactivity. The subsidiary has ceased using this water source and is providing customers with an alternative source.

       The Company is required to provide service to customers within its defined service territories. Although the Company has a diversified base of residential, business-industrial and public authority customers, a substantial portion, 49% in 1997 and 46% in 1996, of water sales are attributable to business-industrial usage. One single refinery was responsible for 33% of this business-industrial consumption in 1997, and for 32% in 1996.

       Sales for 1997 and 1996 are as follows:

(DOLLARS IN THOUSANDS)                        1997        1996
--------------------------------------------------------------
Residential-Multi Family                  $ 11,964    $ 11,566
Business-Industrial                         11,698      10,279
Public Authority                             1,537       1,486
All Other                                    1,619       1,374
                                          --------------------
Total                                     $ 26,818    $ 24,705
                                          --------------------
                                          --------------------

       NOTE 12
       SUPPLEMENTAL CASH FLOW INFORMATION

(DOLLARS IN THOUSANDS)            1997        1996        1995
--------------------------------------------------------------
Cash paid for:
Interest, net                 $    774    $    824    $    501
Income taxes                  $  1,000    $  1,095    $  1,270

       NOTE 13
       RELATED PARTY TRANSACTIONS
       The Company annually refunds a portion of revenue received from several water mains for which Watson Land Company, Carson Estate Company and Dominguez Properties advanced the construction funds to the Company. The refunds to Watson Land Company were $16,175 in 1997 and $15,442 for 1996. The refunds to Carson Estate Company were $1,110 for 1997 and $1,110 for 1996. The refunds to Dominguez Properties were $6,176 for 1997 and $6,176 for 1996.

       The Company also leases sites used for wells from Watson Land Company, Carson Estate Company and Dominguez Properties. The rental costs for Watson Land Company were $39,517 in 1997 and $38,778 for 1996. The rental costs for Carson Estate Company were $18,580 for 1997 and $13,500 for 1996. The rental costs for Dominguez Properties were $4,174 for 1997 and $2,901 for 1996.

       The Company provides water service to these entities to the extent that they have property within the division.

       Dominguez purchases chlorine generation equipment and supplies from CSC. As previously mentioned, the Company owns a 20% equity interest in CSC. In 1997, purchases from CSC totaled approximately $733,000.

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                                        --

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       NOTE 14
       SUBSEQUENT EVENTS
       On November 20, 1997, the Company signed an agreement to purchase the assets of the Lucerne Water Company, an investor-owned water system, serving 1,242 customers in exchange for 42,092 shares of the Company's common stock. This acquisition is awaiting the approval of the CPUC.

       On January 22, 1998, the Company signed an agreement to purchase the assets of the Rancho Del Paradiso & Armstrong Valley Water Companies, investor-owned water systems, servicing 60 and 310 customers, respectively, in exchange for 12,375 shares of the Company's common stock.

       Effective January 2, 1998, the Company split its common stock "three-for-two" for shareholders of record on December 15, 1997. The Company paid cash in lieu of issuing fractional shares based on the closing price as of December 15, 1997. The par value of the common stock remained unchanged. Share information and the capital accounts in the consolidated financial statements have been retroactively restated to reflect the change. This restatement has resulted in the transfer of $502,000 from paid-in-capital to common shares equity as of the earliest period presented.

       NOTE 15
       COMMITMENTS AND CONTINGENCIES
       In 1996, the Company's insurance carrier settled the remaining lawsuit filed in the California Superior Court that arose from the shooting death of an employee by another employee in January 1994. All legal costs accrued in anticipation of litigation have been reversed. The terms of the settlements had no material adverse financial impact on the Company.

       Under the terms of the signed agreement between the Company, ARCO Los Angeles Refinery, and West Basin, the Company is expected to commit funds up to $2,000,000 to construct recycled water system facilities. This agreement was signed by all parties in 1997. The funds will be expended when recycled water service is available to ARCO, which is tentatively scheduled for the end of 1999.

       NOTE 16
       EARNINGS PER SHARE
       In 1997, the Company adopted SFAS No. 128, "Earnings per Share." The adoption of this standard did not result in a restatement of previously reported earnings per share. The following table reconciles basic and diluted earnings per share calculations. Shares in the table below have been restated to reflect the Company's stock split in January 1998 (See Note 14).

                                                 INCOME              PER-SHARE
                                 (DOLLARS IN THOUSANDS)     SHARES      AMOUNT
------------------------------------------------------------------------------
Basic Earnings Per Share
Net income available to
    common shareholders                       $   2,021   1,506,512   $   1.34
Options issued to executives                                    361   --------
                                              ---------------------   --------
Diluted Earnings Per Share
Net income available to
    common shareholders                       $   2,021   1,506,873   $   1.34
                                              --------------------------------
                                              --------------------------------

              DOMINGUEZ SERVICES CORPORATION ~ 1997 ANNUAL REPORT
   ..........................................................................
   1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
                                                                           --

                     QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                            BASIC & DILUTED
                                                   OPERATING REVENUE                  NET INCOME                   EARNINGS
                                              (DOLLARS IN THOUSANDS)      (DOLLARS IN THOUSANDS)                  PER SHARE
                                                   1997         1996          1997          1996         1997          1996
---------------------------------------------------------------------------------------------------------------------------
First Quarter                                 $   5,168     $  5,225     $     283     $     270     $    .19      $    .18
Second Quarter                                    7,001        6,356           527           535          .35           .35
Third Quarter                                     8,171        7,404           809           787          .53           .52
Fourth Quarter                                    6,478        5,720           402           389          .27           .26
                                              -----------------------------------------------------------------------------
Total                                         $  26,818     $ 24,705     $   2,021     $   1,981     $   1.34      $   1.31
                                              -----------------------------------------------------------------------------

                        MARKET INFORMATION (UNAUDITED)

       MARKET FOR THE REGISTRANT'S
       COMMON STOCK AND RELATED
       SECURITY HOLDER MATTERS
       The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DOMZ." There were 298 common shareholders of record as of December 31, 1997, as well as 659 common shareholders held in street name.

       Quarterly dividends have been paid since 1964. We cannot predict future actions of the Board of Directors, but at the present time, there is no change contemplated in the Company's dividend policy. The following table sets forth the high and low common stock prices and dividends paid for 1997 and 1996, as obtained from the National Association of Securities Dealers, Inc., 1735 K Street Northwest, Washington, D.C. 20006. All figures have been adjusted for a 3-for-2 stock split effected January 2, 1998.

1997                                                               HIGH          LOW      DIVIDEND
--------------------------------------------------------------------------------------------------
First Quarter                                                    16.333       15.000         .2175
Second Quarter                                                   17.333       15.667         .2175
Third Quarter                                                    17.667       15.333         .2175
Fourth Quarter                                                   21.500       17.000         .2175

1996
--------------------------------------------------------------------------------------------------
First Quarter                                                    12.667       11.500         .2075
Second Quarter                                                   15.167       12.000         .2075
Third Quarter                                                    15.667       13.667         .2075
Fourth Quarter                                                   15.667       14.833         .2075